Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”) Quarterly Report on the First Quarter of 2022

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three month period ended March 31, 2022, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of May 3, 2022, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three month period ended March 31, 2022 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 95 to 99. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2021, the related annual MD&A included in the 2021 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed” “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic, including Covid-19 vaccination initiatives and Covid-19 protocols at Barrick’s minesites; projected capital estimates and anticipated permitting timelines related to the Goldrush Project; the process for the execution and legalization of definitive agreements and the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal and governance terms applicable to the Reko Diq project and the joint venture through which it is held; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Turquoise Ridge Third Shaft, Pueblo Viejo plant expansion and mine life extension project, and Veladero Phase 7 leach pad and power transmission projects; capital expenditures related to upgrades and ongoing management initiatives, including at North Mara; Barrick’s global exploration strategy and planned exploration activities, including the acquisition of drilling permits in Southern Peru; the impact of Nevada’s new mining excise tax on Nevada Gold Mines; the timeline for execution and effectiveness of definitive agreements and formation of a new joint venture to implement the Framework Agreement between Papua New Guinea and Barrick Niugini Limited (“BNL”); the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships, including the potential sale of Long Canyon; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), responsible water use, tailings storage facility management, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-

BARRICK FIRST QUARTER 2022	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of or failure to obtain key licenses by governmental authorities, including the new special mining lease for Porgera and the mining lease and exploration license for the Reko Diq project; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2022	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“minesite sustaining capital expenditures”
∎	“project capital expenditures”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound”
∎	“all-in costs per ounce” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 76 to 89. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 90. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

28	Overview

	28	Financial and Operating Highlights
	31	Key Business Developments
	32	Environmental, Social and Governance
	36	Outlook
	38	Production and Cost Summary

40	Operating Performance

	41	Nevada Gold Mines
	42	Carlin
	44	Cortez
	46	Turquoise Ridge
	48	Other Mines - Nevada Gold Mines
	49	Pueblo Viejo
	50	Loulo-Gounkoto
	52	Kibali
	54	Veladero
	56	North Mara
	58	Bulyanhulu
	59	Other Mines - Gold
	60	Other Mines - Copper

61	Growth Projects

62	Exploration and Mineral Resource Management

67	Review of Financial Results

	67	Revenue
	68	Production Costs
	69	Capital Expenditures
	70	General and Administrative Expenses
	70	Exploration, Evaluation and Project Expenses
	70	Finance Costs, Net
	70	Additional Significant Statement of Income Items
	71	Income Tax Expense

72	Financial Condition Review

	72	Balance Sheet Review
	72	Shareholders’ Equity
	72	Financial Position and Liquidity
	73	Summary of Cash Inflow (Outflow)

74	Commitments and Contingencies

75	Review of Quarterly Results

75	Internal Control over Financial Reporting and Disclosure Controls and Procedures

76	IFRS Critical Accounting Policies and Accounting Estimates

76	Non-GAAP Financial Performance Measures

90	Technical Information

90	Endnotes

95	Financial Statements

100	Notes to Consolidated Financial Statements

BARRICK FIRST QUARTER 2022	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

	For the three months ended
	3/31/22	12/31/21	% Change	3/31/21	% Change
Financial Results ($ millions)

Revenues	2,853	3,310	(14)%	2,956	(3)%

Cost of sales	1,739	1,905	(9)%	1,712	2%

Net earnings[a]	438	726	(40)%	538	(19)%

Adjusted net earnings[b]	463	626	(26)%	507	(9)%

Adjusted EBITDA[b]	1,645	2,070	(21)%	1,800	(9)%

Adjusted EBITDA margin[c]	58%	63%	(8)%	61%	(5)%

Minesite sustaining capital expenditures[b,d]	420	431	(3)%	405	4%

Project capital expenditures[b,d]	186	234	(21)%	131	42%

Total consolidated capital expenditures[d,e]	611	669	(9)%	539	13%

Net cash provided by operating activities	1,004	1,387	(28)%	1,302	(23)%

Net cash provided by operating activities margin[f]	35%	42%	(17)%	44%	(20)%

Free cash flow[b]	393	718	(45)%	763	(48)%

Net earnings per share (basic and diluted)	0.25	0.41	(39)%	0.30	(17)%

Adjusted net earnings (basic)[b] per share	0.26	0.35	(26)%	0.29	(10)%

Weighted average diluted common shares (millions of shares)	1,779	1,779	0%	1,778	0%
Operating Results

Gold production (thousands of ounces)[g]	990	1,203	(18)%	1,101	(10)%

Gold sold (thousands of ounces)[g]	993	1,234	(20)%	1,093	(9)%

Market gold price ($/oz)	1,877	1,795	5%	1,794	5%

Realized gold price[b,g] ($/oz)	1,876	1,793	5%	1,777	6%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,190	1,075	11%	1,073	11%

Gold total cash costs[b,g] ($/oz)	832	715	16%	716	16%

Gold all-in sustaining costs[b,g] ($/oz)	1,164	971	20%	1,018	14%

Copper production (millions of pounds)[g]	101	126	(20)%	93	9%

Copper sold (millions of pounds)[g]	113	113	0%	113	0%

Market copper price ($/lb)	4.53	4.40	3%	3.86	17%

Realized copper price[b,g] ($/lb)	4.68	4.63	1%	4.12	14%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.21	2.21	0%	2.11	5%

Copper C1 cash costs[b,g] ($/lb)	1.81	1.63	11%	1.60	13%

Copper all-in sustaining costs[b,g] ($/lb)	2.85	2.92	(2)%	2.26	26%

	As at 3/31/22	As at 12/31/21	% Change	As at 3/31/21	% Change
Financial Position ($ millions)

Debt (current and long-term)	5,144	5,150	0%	5,153	0%

Cash and equivalents	5,887	5,280	11%	5,672	4%

Debt, net of cash	(743)	(130)	472%	(519)	43%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	Total consolidated capital expenditures also includes capitalized interest of $5 million for the three month period ended March 31, 2022 (December 31, 2021: $4 million and March 31, 2021: $3 million).
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2022	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)

1,101
1,041
1,092
1,203
990
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022

COPPER PRODUCTION[a] (millions of pounds)

93
96
100
126
101
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022

GOLD COST OF SALES[b], TOTAL CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)

1,073
1,018
716
1,107
1,087
729
1,122
1,034
739
1,075
971
715
1,190
1,164
832
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[b], C1 CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

2.11
2.26
1.60
2.43
2.74
1.83
2.57
2.60
1.85
2.21
2.92
1.63
2.21
2.85
1.81
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Cost of sales
C1 cash costs
AISC

NET EARNINGS, ADJUSTED EBITDA[c] AND ADJUSTED EBITDA MARGIN[d]

61%
59%
59%
63%
58%
538
1,800
411
1,719
347
1,669
726
2,070
438
1,645
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Net earnings ($ millions)
Adjusted EBITDA ($ millions)
Adjusted EBITDA Margin (%)

ATTRIBUTABLE CAPITAL EXPENDITURES[e]

($ millions)

424
518
456
552
478
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Minesite sustaining
Project

OPERATING CASH FLOW AND FREE CASH FLOW[c]

$1,794
$1,816
$1,790
$1,795
$1,877
1,302
763
639
(19)
1,050
481
1,387
718
1,004
393
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

DIVIDENDS[f] (cents per share)

9
9
9
10
20
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022

a.	On an attributable basis.
b.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

c.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
d.	Represents adjusted EBITDA divided by revenue.
e.

Minesite sustaining and project capital expenditures are non-GAAP financial performance measures. Further information on non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

f.	Dividend per share declared in respect of the stated period inclusive of the performance dividend.

BARRICK FIRST QUARTER 2022	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 -three months ended March 31, 2022 versus December 31, 2021

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended March 31, 2022 were $438 million compared to $726 million in the prior quarter. The decrease was primarily due to the $205 million gain on the divestiture of Lone Tree in the prior quarter, in addition to the drivers described immediately below.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $463 million for the three months ended March 31, 2022 were 26% lower than the prior quarter. The decrease was primarily due to lower gold sales volumes and higher gold cost of sales per ounce2. The lower gold sales volume was primarily at Carlin and Cortez following the depletion of stockpiled higher grade underground ore that was processed in the fourth quarter of 2021 after the mechanical mill failure at the Goldstrike roaster in the second quarter of 2021. To a lesser extent, production was also lower at Kibali and Turquoise Ridge due to planned maintenance, and at Tongon due to mine sequencing. The higher gold cost of sales per ounce2 compared to the prior quarter was also impacted by lower sales volumes, given that a significant proportion of our costs are fixed in nature, combined with higher prices of fuel, energy and other consumables due to inflationary pressures. This was partially offset by a higher realized gold price1 of $1,876 per ounce in the three months ended March 31, 2022 compared to $1,793 per ounce in the prior quarter. Copper sales volumes, cost of sales per pound2 and realized copper price per pound1 were largely in line with the prior quarter.

Factors affecting net earnings and adjusted net earnings1 -three months ended March 31, 2022 versus March 31, 2021

Net earnings for the first quarter of 2022 were $438 million compared to $538 million in the same prior year period. The decrease was primarily due to the net impairment reversal of $86 million at Lagunas Norte in the same prior year period, in addition to the drivers described immediately below.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $463 million in the first quarter of 2022 were $44 million lower than the same prior year period. The decrease was primarily due to lower gold sales volume combined with higher cost of sales per ounce/pound2. The lower gold sales volume was primarily a result of lower grades processed at Pueblo Viejo and Loulo-Gounkoto, planned maintenance at Turquoise Ridge, and the end of mining at Buzwagi as the operation transitioned into closure in the third quarter of 2021. The higher gold cost of sales per ounce2 compared to the same prior year period was mainly due to lower sales volumes, given that a significant proportion of our costs are fixed in nature, combined with higher prices of fuel, energy and other consumables due to inflationary pressures. This was partially offset by a higher realized gold price1 of $1,876 per ounce in the three months ended March 31, 2022 compared to $1,777 per ounce in the same prior year period, and a higher realized copper price1 of $4.68 per pound in the three months ended March 31, 2022 compared to $4.12 per pound in the same prior year period.

Copper sales volumes were in line with the same prior year period.

There were no significant adjusting items in the three months ended March 31, 2022.

Refer to page 77 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended March 31, 2022 versus December 31, 2021

In the three months ended March 31, 2022, we generated $1,004 million in operating cash flow, compared to $1,387 million in the prior quarter. The decrease of $383 million was primarily due to lower gold sales volumes, higher total cash costs/C1 cash costs per ounce/pound1, and higher cash taxes paid. This was combined with an unfavorable movement in working capital, mainly other current assets and inventory, partially offset by a favorable movement in accounts receivable. Operating cash flow was positively impacted by higher realized gold and copper prices1 and lower interest paid as a result of the timing of semi-annual interest payments on our bonds.

For the three months ended March 31, 2022, we recorded free cash flow1 of $393 million, compared to $718 million in the prior quarter, reflecting lower operating cash flows, partially offset by lower capital expenditures. In the first quarter of 2022, capital expenditures on a cash basis were $611 million compared to $669 million in the prior quarter due to a decrease in both project capital expenditures1 and minesite sustaining capital expenditures1. The decrease in project capital expenditures1 primarily relates to lower expenditure on the plant expansion and mine life extension project at Pueblo Viejo as well as the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, partially offset by higher expenditures from the Nevada Gold Mines solar power plant project. Lower minesite sustaining capital expenditures1 were mainly due to the purchase of new mining equipment at Lumwana occurring in the prior quarter and the timing of expenditures at North Mara. This was partially offset by higher capitalized waste stripping at the Gounkoto open pit.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended March 31, 2022 versus March 31, 2021

In the first quarter of 2022, we generated $1,004 million in operating cash flow, compared to $1,302 million in the same prior year period. The decrease of $298 million was primarily due to lower gold sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. This was combined with an unfavorable movement in working capital, mainly other current assets, partially offset by a favorable movement in accounts payable. Operating cash flow was positively impacted by higher realized gold and copper prices1.

In the first quarter of 2022, we generated free cash flow1 of $393 million compared to $763 million in the same prior year period. The decrease primarily reflects lower operating cash flows and higher capital expenditures. In the first quarter of 2022, capital expenditures on a cash basis were $611 million compared to $539 million in the first

Numerical annotations throughout the text of this document refer to the endnotes found on page 90.

BARRICK FIRST QUARTER 2022	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

quarter of 2021. The increase in capital expenditures of $72 million was primarily due to higher project capital expenditures1, including for the Pueblo Viejo plant expansion and mine life extension project, the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, as well as the solar power plant project at Nevada Gold Mines. This was combined with slightly higher minesite sustaining capital expenditures1 due to increased capitalized waste stripping at Cortez as well as underground equipment purchases and process efficiency related projects at Turquoise Ridge, partially offset by lower capitalized stripping at Veladero and reduced underground development at Loulo-Gounkoto.

Key Business Developments

Reconstituted Reko Diq Project

Barrick and the governments of Pakistan and Balochistan have reached agreement in principle on a framework that provides for the reconstitution of the Reko Diq project in the country’s Balochistan province. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.

The reconstituted project will be held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Government of Balochistan, an additional 15% held by a special purpose company owned by the Government of Balochistan and 25% owned by other federal state-owned enterprises.

Barrick will be the operator of the project and will be granted a mining lease, exploration license, surface rights and a mineral agreement stabilizing the fiscal regime applicable to the project for a specified period. The process to finalize and approve definitive agreements, including the stabilization of the fiscal regime pursuant to the mineral agreement, will involve the federal and provincial governments, as well as the Supreme Court of Pakistan. If the definitive agreements are executed and the conditions to closing are satisfied, the project will be reconstituted, including the resolution of the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. On closing, Barrick will start a full update of the project’s 2010 feasibility and 2011 expansion prefeasibility studies. Refer to notes 13 and 17 to the Financial Statements for more information.

Performance Dividend Policy

At the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below. This performance dividend calculation has commenced with our March 31, 2022 consolidated balance sheet, and a quarterly dividend payment of $0.20 per share was declared by the Board of Directors at the May 3, 2022 meeting, representing $0.10 per share as a base dividend and $0.10 per share as a performance dividend.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend

Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share

Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share

Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share

Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Share Buyback Program

At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the first quarter of 2022, Barrick did not purchase any shares under this program.

The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Porgera Special Mining Lease

On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG

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stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.

The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. On April 7, 2022, one such definitive agreement, the Shareholders’ Agreement for the new Porgera joint venture company was signed by BNL’s affiliate, Porgera (Jersey) Limited, and the state-owned Kumul Minerals (Porgera) Limited, and is awaiting signature by MRE to take effect. This would clear the way for the incorporation of a new Porgera joint venture company and the application for a new Special Mining Lease, a condition of the Porgera mine’s reopening. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. The passage of this legislation marks an important step toward the reopening of the Porgera mine and satisfies one of the key obligations of the PNG Government under the Commencement Agreement. This legislation will come into effect following a certification and public notice process under PNG law.

Other definitive agreements, which remain to be concluded, include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for following its incorporation. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera continues to be excluded from our 2022 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 17 to the Financial Statements for more information.

Covid-19 Pandemic

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner although we recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can, and will advance any value opportunities should they present themselves.

Legal Executive Changes

On April 1, 2022, after 25 years of distinguished service, Rich Haddock transitioned from his position as General Counsel to a new role as Legal Advisor to Barrick. Over his tenure, Mr. Haddock played a critical role across the business, including most recently the framework agreement that provides for the reconstitution of the Reko Diq project.

Poupak Bahamin was appointed to the role of General Counsel on April 1, 2022. Ms. Bahamin has 25 years of experience practicing law and joined Barrick in February 2020, after 11 years with Norton Rose Fulbright.

Africa and Middle East Regional Management Changes

After 13 years of dedicated service, Willem Jacobs will be retiring as Barrick’s Chief Operating Officer for the Africa and the Middle East region at the end of June 2022. Mr. Jacobs was initially employed by Randgold Resources as the Chief Operating Officer for Central and East Africa before assuming his current role at the time of the merger with Randgold Resources.

Mr. Jacobs will be succeeded by Sebastiaan Bock. Mr. Bock joined Randgold Resources in 2008 and has served as Senior Vice-President, Chief Financial Officer for Barrick’s Africa and Middle East region since the merger with Randgold Resources.

Environmental, Social and Governance (“ESG”)

At Barrick, sustainability is entrenched in our DNA: our sustainability strategy is incorporated into our business plan.

Our sustainability strategy has four main pillars: (1) ensuring we respect human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.

We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we empower the day-to-day ownership of sustainability, and the associated risks and opportunities, into the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance

The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the Environmental and Social Oversight Committee (“E&S Committee”) to connect site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Environmental, Social, Governance & Nominating Committee (“ESG & Nominating Committee”). The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.

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This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.

In April 2022, we published our annual Sustainability Report that dives into the detail of our approach to sustainability. Sustainability impacts do not occur in silos, but rather overlap and interlink, and must be tackled in conjunction with and with reference to one another. We call this approach “Holistic and Integrated Sustainability Management”. Taking a holistic and integrated approach to sustainability means we:

Regard water as a fundamental human right, and strive to manage local water bodies to have minimal negative impact for nearby communities and other users in our local watersheds. We also work to enhance and improve access to water for our communities.

Build community resilience into our climate change work. The climate crisis requires us to set and meet ambitious reduction targets. For us, that is only part of the story. Equally important is ensuring the communities that are near our operations, particularly those most vulnerable, are not left to weather the worst impacts of the storm.

Understand that global prosperity and life is underpinned by healthy and functioning ecosystems services, and work to not only achieve no net loss to biodiversity, but also actively participate in additional conservation actions to deliver positive biodiversity outcomes.

This sustainability approach and its outcomes helps us align and strive towards the United Nations’ Sustainable Development Goals (“SDG”s), which are 17 ambitious goals aimed at tackling the world’s most pressing challenges, starting with SDG 1: Eradicating poverty.

Our 2021 Sustainability Report has again highlighted our performance in our industry-first Sustainability Scorecard, which accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for continued performance, the Sustainability Scorecard targets and metrics have been updated in the 2021 Sustainability Report. Barrick received a B grade in 2021, unchanged from 2020 (on a scale where A represents top performance and E represents bottom performance). Overall, in 2021 we improved our score and would have seen an increase in our grade to A, were it not for the tragic fatalities late in 2021. We have a zero tolerance for fatalities. Barrick resolutely believes all incidents can be prevented, and that one fatality is one too many.

Our 2021 Sustainability Report is prepared in accordance with the Global Reporting Initiative’s GRI Standards: Core option, in line with the Sustainability Accounting Standards Board’s (SASB) reporting requirements of metals and mining, and aligned with the Task Force for Climate-related Financial Disclosures (“TCFD”).

Human rights

Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights (“UNGP“s), the Voluntary Principles on

Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.

We continue to provide security and human rights training to security forces across our sites. In February 2022, we published our annual Voluntary Principles on Security and Human Rights Plenary Report, which was a full detailed report as part of a three-year reporting cycle.

Safety

We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”

To achieve this, we continue to implement our “Journey to Zero Harm” initiative. This is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the Group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.

We report our safety performance quarterly as both part of our E&S Committee meetings and to the Board’s ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.

Safety key performance indicators for the first quarter of 2022 include our Lost Time Injury Frequency Rate (“LTIFR”)3 at 0.28 and our Total Recordable Injury Frequency Rate (“TRIFR”)3 at 1.83. The LTIFR is a 33% quarter on quarter improvement, however the TRIFR increased from 1.57 in the fourth quarter of 2021.

The indicator that is most concerning however, is the two tragic fatalities we had in the first quarter of 2022. The first was on January 17, 2022, when an incident occurred at North Mara which resulted in the tragic fatality of a contractor. The second was on February 14, 2022, when an incident at Cortez resulted in a tragic fatality of an employee.

Our safety performance since the third quarter of 2021 has not met our expectations. Safety starts with our people and their behavior, and ensuring this message gets to all of our workforce on the ground. Further action plans are under development and implementation to ensure our people live and demonstrate safe behaviors and do not compromise on safety standards.

We continue to focus on safeguarding our employees and operations from Covid-19. Strict Covid-19 screening and prevention measures remain in place at our mine gates, including ‘test to enter’ policies at some higher risk operations. We continue to implement extensive vaccination awareness campaigns to encourage uptake of the vaccines by our employees. To date, approximately 67% of our employees are fully vaccinated, and a further 9% are partially vaccinated.

Social

We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute

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opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the UN SDGs, not only for its role in providing the minerals needed to enable the green transition, but also because of its ability to drive socioeconomic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:

The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our community development committees (“CDCs”) with community development initiatives and investments.

Sharing the benefits: We hire and buy local wherever possible as this injects and keeps money in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (‘’ESTMA’’). In April 2022, we published our first Tax Contribution Report which sets out, in detail, our economic contributions to host governments.

Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.

We continued our community development initiatives through the CDCs during the first quarter of 2022. Most of the work across the Group was based around setting investment priorities, budgets and the appropriate governance structures for the year ahead. However, we invested approximately $4.9 million in local community development projects during the first quarter of 2022.

Environment

We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste and working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protection of biodiversity are key focuses.

We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the first quarter of 2022.

Climate Change

The Board’s ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.

Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our greenhouse gas (“GHG”) emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.

We are acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations who are often most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change

We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies. The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. For example, when assessing site weather-related risks, we also consider availability and access to water and the impact of increased precipitation, drought and severe storms on operations, as well as on communities near our operations.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.

We have climate champions at each site that are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue

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must have appropriate socioeconomic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. This roadmap is published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that are reliant on technological advances.

We have also undertaken extensive work across our value chain in quantifying our Scope 3 (indirect value chain) emissions. This work has enabled us to develop a Scope 3 engagement roadmap that we will implement with our suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper. Our Scope 3 emissions and engagement roadmap are also included in our 2021 Sustainability Report.

Improve our disclosure on climate change

As part of our commitment to improve our disclosure on climate change, our Sustainability Report is developed in line with the TCFD recommendations. In addition, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions

As detailed in our 2021 Sustainability Report, Barrick’s GHG emissions reduction target is for a minimum 30% reduction by 2030, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 ktCO2-e.

Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

Our GHG emissions for 2021 were 7,105kt CO2-e10 (Scope 1 and Scope 2: Market-Based), representing more than a 5% reduction from our 2018 baseline. During the first quarter of 2022, the Group’s total Scope 1 and 2 (Location-Based) emissions were 1,762 kt CO2-e which represents nearly 2% reduction compared with the first quarter of 2021.

Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.

Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the International Council on Mining and Metals’ (“ICMM”) Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

We are pleased that our 2021 water recycling and reuse rate of 82% was above our annual target of 80%, and we will work to maintain this performance throughout 2022. Our water recycling and reuse rate for the first quarter of 2022 was 84%.

Tailings

We are committed to ensuring our tailings storage facilities (“TSFs”) meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.

We continue to progress our compliance to the Global Industry Standard for Tailings Management (“GISTM”), and have completed the consequence classification for a majority of sites. Sites are currently working to complete a gap assessment against the GISTM using the Conformance Protocols developed by the ICMM.

Biodiversity

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.

We established a target to develop Biodiversity Action Plans (“BAPs”) for all our operational sites by the end of 2021. We achieved this target and are in the process of implementing these BAPs throughout 2022, which outline our strategy to achieve net-neutral impacts and associated management plans.

We have made progress in developing conservation and offset projects, including sagebrush and mule-deer habitats in Nevada, forestry conservation in Zambia and establishing a partnership at the Fina Reserve in Mali.

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Full Year 2022 Outlook

We continue to expect 2022 gold production to be in the range of 4.2 to 4.6 million ounces, anchored by stable year-over-year performance across our portfolio of our six Tier One Gold Assets5 highlighting the importance of a world class asset base in delivering consistent performance. As previously guided, the Company’s gold production is expected to improve over the remaining quarters of 2022, with the fourth quarter forecasted to be the strongest. We continue to expect Cortez to ramp up towards the end of the year based on the issuance of a Record of Decision (“ROD”) for Goldrush in the fourth quarter of 2022, higher grades from Phoenix and Tongon as well as improved underground productivity at Hemlo.

Across the rest of the Group, we continue to expect the following changes in year-over-year production. As previously disclosed, mining of Phase 1 at Long Canyon is scheduled to be completed early in the second quarter of 2022, followed by residual heap leach production for the remainder of 2022. This is partially offset by Veladero, where we expect stronger performance in 2022 after the commissioning of Phase 6 in the second quarter of 2021. Furthermore, we expect higher production at Bulyanhulu in 2022 following the successful ramp-up of underground operations achieved at the end of 2021.

Our 2022 gold guidance continues to exclude Porgera. We expect to update our guidance to include Porgera following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations.

Our 2022 gold cost guidance remains unchanged, including cost of sales of $1,070 to $1,150 per ounce2, total cash costs of $730 to $790 per ounce1 and all-in sustaining costs of $1,040 to $1,120 per ounce1. These ranges are based on a gold price assumption of $1,700 per ounce and $65 per barrel WTI oil price (refer to our key assumptions). We have previously disclosed a sensitivity of approximately $5 per ounce on our 2022 gold cost guidance metrics for every $100 per ounce change in the gold price. Accordingly, given the higher gold price environment and the impact that the invasion of Ukraine by Russia is having on global energy prices, we expect to be at the high end of our gold cost guidance ranges for 2022.

We continue to expect 2022 copper production to be in the range of 420 to 470 million pounds, with stronger production in the second half of 2022 mainly due to steadily increasing throughput at Lumwana. Certain maintenance activities planned for the first quarter of 2022 at Zaldívar have also been deferred to the second quarter. Our copper cost guidance metrics for 2022 remain unchanged, which are based on a copper price assumption of $4.00 per pound.

We continue to monitor the impact of the Covid-19 pandemic and the emergence of new strains of the virus. Our 2022 guidance may be further impacted if the operation or development of our mines and projects are disrupted due to efforts to contain the spread of the virus.

Notwithstanding the risks discussed above, 2022 Company guidance remains unchanged at this time. Listed below are the key assumptions that were used as the basis for our 2022 guidance as released on February 16, 2022.

Company Guidance	2022
($ millions, except per ounce/pound data)	Estimate

Gold production (millions of ounces)	4.20 - 4.60

Gold cost metrics

Cost of sales - gold ($/oz)	1,070 - 1,150

Total cash costs ($/oz)[a]	730 - 790

Depreciation ($/oz)	300 - 330

All-in sustaining costs ($/oz)[a]	1,040 - 1,120

Copper production (millions of pounds)	420 - 470

Copper cost metrics

Cost of sales - copper ($/lb)	2.20 - 2.50

C1 cash costs ($/lb)[a]	1.70 - 1.90

Depreciation ($/lb)	0.70 - 0.80

All-in sustaining costs ($/lb)[a]	2.70 - 3.00

Exploration and project expenses	310 - 350

Exploration and evaluation	180 - 200

Project expenses	130 - 150

General and administrative expenses	~180

Corporate administration	~130

Share-based compensation[b]	~50

Other expense	50 - 70

Finance costs, net	330 - 370

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,350 - 1,550

Attributable project[a]	550 - 650

Total attributable capital expenditures	1,900 - 2,200

Effective income tax rate[c]	27% - 32%
Key assumptions (used for guidance)

Gold Price ($/oz)	1,700

Copper Price ($/lb)	4.00

Oil Price (WTI) ($/barrel)	65

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	100

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	800

EUR Exchange Rate (EUR:USD)	1.20

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
b.	Based on a one-month trailing average ending December 31, 2021 of US$19.23 per share.
c.	Based on key assumptions included in this table.

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Operating Division Guidance

Our 2022 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2022 forecast attributable production (000s ozs)	2022 forecast cost of sales[a] ($/oz)	2022 forecast total cash costs[b] ($/oz)	2022 forecast all-in sustaining costs[b] ($/oz)
Gold

Carlin (61.5%)[c]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100

Cortez (61.5%)[d]	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090

Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010

Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970

Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620
Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070

Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590
North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990

Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350

Porgera (47.5%)[e]	—	—	—	—
Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020

Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880

North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010

Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930

Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480
Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030
Total Attributable to Barrick[f,g,h]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

	2022 forecast attributable production (M lbs)	2022 forecast cost of sales[a] ($/lb)	2022 forecast C1 cash costs[b] ($/lb)	2022 forecast all-in sustaining costs[b] ($/lb)
Copper

Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40

Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80

Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60
Total Copper[g]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Included within our 61.5% interest in Carlin is Nevada Gold Mines’ 100% interest in South Arturo.
d.	Includes Goldrush.
e.

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 31 for further details.

f.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
g.

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Golden Sunlight and Buzwagi. Some of these assets are producing incidental ounces while in closure or care and maintenance.

h.	Includes corporate administration costs.

BARRICK FIRST QUARTER 2022	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold

For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	459	604	(24)%	485	(5)%

Cost of sales ($/oz)	1,169	1,023	14%	1,047	12%

Total cash costs ($/oz)[b]	820	687	19%	686	20%

All-in sustaining costs ($/oz)[b]	1,118	893	25%	932	20%

Carlin (61.5%)[c]

Gold produced (000s oz)	229	295	(22)%	229	0%

Cost of sales ($/oz)	1,015	899	13%	950	7%

Total cash costs ($/oz)[b]	829	728	14%	766	8%

All-in sustaining costs ($/oz)[b]	1,139	950	20%	1,045	9%

Cortez (61.5%)[d]

Gold produced (000s oz)	115	169	(32)%	100	15%

Cost of sales ($/oz)	1,113	984	13%	1,251	(11)%

Total cash costs ($/oz)[b]	784	657	19%	860	(9)%

All-in sustaining costs ($/oz)[b]	1,150	853	35%	1,203	(4)%

Turquoise Ridge (61.5%)

Gold produced (000s oz)	67	82	(18)%	92	(27)%

Cost of sales ($/oz)	1,436	1,194	20%	1,007	43%

Total cash costs ($/oz)[b]	1,030	819	26%	647	59%

All-in sustaining costs ($/oz)[b]	1,281	996	29%	741	73%

Phoenix (61.5%)[c]

Gold produced (000s oz)	23	25	(8)%	25	(8)%

Cost of sales ($/oz)	2,253	2,047	10%	2,051	10%

Total cash costs ($/oz)[b]	835	443	88%	346	141%

All-in sustaining costs ($/oz)[b]	1,027	614	67%	530	94%

Long Canyon (61.5%)

Gold produced (000s oz)	25	33	(24)%	39	(36)%

Cost of sales ($/oz)	1,093	999	9%	511	114%

Total cash costs ($/oz)[b]	342	325	5%	79	333%

All-in sustaining costs ($/oz)[b]	366	384	(5)%	156	135%
Pueblo Viejo (60%)

Gold produced (000s oz)	104	107	(3)%	137	(24)%

Cost of sales ($/oz)	1,077	987	9%	816	32%

Total cash costs ($/oz)[b]	682	612	11%	507	35%

All-in sustaining costs ($/oz)[b]	948	858	10%	689	38%
Loulo-Gounkoto (80%)

Gold produced (000s oz)	138	126	10%	154	(10)%

Cost of sales ($/oz)	1,088	1,139	(4)%	974	12%

Total cash costs ($/oz)[b]	721	685	5%	608	19%

All-in sustaining costs ($/oz)[b]	982	822	19%	920	7%
Kibali (45%)

Gold produced (000s oz)	76	94	(19)%	86	(12)%

Cost of sales ($/oz)	1,137	979	16%	1,065	7%

Total cash costs ($/oz)[b]	744	582	28%	691	8%

All-in sustaining costs ($/oz)[b]	996	776	28%	856	16%
Veladero (50%)

Gold produced (000s oz)	46	61	(25)%	32	44%

Cost of sales ($/oz)	1,348	1,279	5%	1,151	17%

Total cash costs ($/oz)[b]	847	834	2%	736	15%

All-in sustaining costs ($/oz)[b]	1,588	1,113	43%	2,104	(25)%
Porgera (47.5%)[e]

Gold produced (000s oz)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

BARRICK FIRST QUARTER 2022	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold (continued)

For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change
Tongon (89.7%)

Gold produced (000s oz)	35	50	(30)%	48	(27)%

Cost of sales ($/oz)	2,036	1,494	36%	1,510	35%

Total cash costs ($/oz)[b]	1,667	1,205	38%	995	68%

All-in sustaining costs ($/oz)[b]	1,803	1,301	39%	1,062	70%
Hemlo

Gold produced (000s oz)	31	35	(11)%	47	(34)%

Cost of sales ($/oz)	1,727	1,770	(2)%	1,610	7%

Total cash costs ($/oz)[b]	1,503	1,481	1%	1,324	14%

All-in sustaining costs ($/oz)[b]	1,982	1,938	2%	1,840	8%
North Mara (84%)

Gold produced (000s oz)	56	69	(19)%	62	(10)%

Cost of sales ($/oz)	852	858	(1)%	1,061	(20)%

Total cash costs ($/oz)[b]	709	679	4%	832	(15)%

All-in sustaining costs ($/oz)[b]	874	1,033	(15)%	1,038	(16)%
Buzwagi (84%)[f]

Gold produced (000s oz)				17

Cost of sales ($/oz)				1,486

Total cash costs ($/oz)[b]				1,450

All-in sustaining costs ($/oz)[b]				1,467
Bulyanhulu (84%)

Gold produced (000s oz)	45	57	(21)%	33	36%

Cost of sales ($/oz)	1,216	956	27%	1,211	0%

Total cash costs ($/oz)[b]	847	567	49%	865	(2)%

All-in sustaining costs ($/oz)[b]	984	897	10%	957	3%
Total Attributable to Barrick[g]

Gold produced (000s oz)	990	1,203	(18)%	1,101	(10)%

Cost of sales ($/oz)[h]	1,190	1,075	11%	1,073	11%

Total cash costs ($/oz)[b]	832	715	16%	716	16%

All-in sustaining costs ($/oz)[b]	1,164	971	20%	1,018	14%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Includes Goldrush.
e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
f.	With the end of mining at Buzwagi in the third quarter of 2021, as previously disclosed, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
g.

Excludes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2022	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Copper

				For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change
Lumwana

Copper production (millions lbs)	57	78	(27)%	51	12%

Cost of sales ($/lb)	2.20	2.16	2%	1.97	12%

C1 cash costs ($/lb)[a]	1.86	1.54	21%	1.48	26%

All-in sustaining costs ($/lb)[a]	3.16	3.29	(4)%	2.37	33%

Zaldívar (50%)

Copper production (millions lbs)	25	27	(7)%	24	4%

Cost of sales ($/lb)	2.85	3.14	(9)%	3.03	(6)%

C1 cash costs ($/lb)[a]	2.15	2.35	(9)%	2.25	(4)%

All-in sustaining costs ($/lb)[a]	2.64	3.42	(23)%	2.47	7%

Jabal Sayid (50%)

Copper production (millions lbs)	19	21	(10)%	18	6%

Cost of sales ($/lb)	1.30	1.36	(4)%	1.21	7%

C1 cash costs ($/lb)[a]	1.10	1.11	(1)%	1.06	4%

All-in sustaining costs ($/lb)[a]	1.17	1.27	(8)%	1.22	(4)%

Total Copper

Copper production (millions lbs)	101	126	(20)%	93	9%

Cost of sales ($/lb)[b]	2.21	2.21	0%	2.11	5%

C1 cash costs ($/lb)[a]	1.81	1.63	11%	1.60	13%
All-in sustaining costs ($/lb)[a]	2.85	2.92	(2)%	2.26	26%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK FIRST QUARTER 2022	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Nevada Gold Mines (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

				For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Total tonnes mined (000s)	45,431	45,593	0%	54,157	(16)%

Open pit ore	6,106	8,763	(30)%	8,170	(25)%

Open pit waste	38,000	35,468	7%	44,685	(15)%

Underground	1,325	1,362	(3)%	1,302	2%

Average grade (grams/tonne)

Open pit mined	0.75	0.65	15%	1.09	(31)%

Underground mined	8.79	9.86	(11)%	9.22	(5)%

Processed	1.98	1.90	4%	2.18	(9)%

Ore tonnes processed (000s)	9,075	12,194	(26)%	10,025	(9)%

Oxide mill	2,954	3,054	(3)%	3,171	(7)%

Roaster	1,394	1,386	1%	1,397	0%

Autoclave	986	1,203	(18)%	1,193	(17)%

Heap leach	3,741	6,551	(43)%	4,264	(12)%

Recovery rate[b]	77%	80%	(4)%	79%	(3)%

Oxide Mill[b]	71%	75%	(5)%	74%	(4)%

Roaster	85%	86%	(1)%	86%	(1)%

Autoclave	65%	68%	(5)%	68%	(4)%

Gold produced (000s oz)	459	604	(24)%	485	(5)%

Oxide mill	70	113	(38)%	71	(1)%

Roaster	232	308	(25)%	241	(4)%

Autoclave	87	102	(15)%	109	(20)%

Heap leach	70	81	(14)%	64	9%

Gold sold (000s oz)	458	611	(25)%	488	(6)%

Revenue ($ millions)	888	1,128	(21)%	889	0%

Cost of sales ($ millions)	535	625	(14)%	508	5%

Income ($ millions)	363	617	(41)%	375	(3)%

EBITDA ($ millions)[c]	502	793	(37)%	517	(3)%

EBITDA margin[d]	57%	70%	(19)%	58%	(2)%

Capital expenditures ($ millions)[e]	160	135	19%	134	19%

Minesite sustaining[c]	130	115	13%	113	15%

Project[c]	30	20	50%	21	43%

Cost of sales ($/oz)	1,169	1,023	14%	1,047	12%

Total cash costs ($/oz)[c]	820	687	19%	686	20%

All-in sustaining costs ($/oz)[c]	1,118	893	25%	932	20%

All-in costs ($/oz)[c]	1,184	927	28%	974	22%

a.

Barrick is the operator of Nevada Gold Mines (NGM) and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
d.	Represents EBITDA divided by revenue.
e.	Amounts presented exclude capitalized interest.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK FIRST QUARTER 2022	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

				For the three months ended
	3/31/22	12/31/21	% Change	3/31/21	% Change

Total tonnes mined (000s)	18,634	17,833	4%	18,898	(1)%

Open pit ore	957	1,381	(31)%	882	9%

Open pit waste	16,841	15,622	8%	17,215	(2)%

Underground	836	830	1%	801	4%

Average grade (grams/tonne)

Open pit mined	0.97	0.91	7%	0.95	2%

Underground mined	7.87	9.23	(15)%	8.75	(10)%

Processed	3.39	3.48	(3)%	3.49	(3)%

Ore tonnes processed (000s)	2,973	3,373	(12)%	3,026	(2)%

Oxide mill	593	671	(12)%	749	(21)%

Roasters	1,122	1,029	9%	1,058	6%

Autoclave	540	571	(5)%	525	3%

Heap leach	718	1,102	(35)%	694	3%

Recovery rate[b]	77%	78%	(1)%	78%	(1)%

Roasters	85%	85%	0%	86%	(1)%

Autoclave	46%	47%	(2)%	45%	2%

Gold produced (000s oz)	229	295	(22)%	229	0%

Oxide mill	9	23	(61)%	7	29%

Roasters	183	229	(20)%	188	(3)%

Autoclave	25	27	(7)%	25	0%

Heap leach	12	16	(25)%	9	33%

Gold sold (000s oz)	230	297	(23)%	231	0%

Revenue ($ millions)	435	535	(19)%	408	7%

Cost of sales ($ millions)	232	268	(13)%	219	6%

Income ($ millions)	215	247	(13)%	188	14%

EBITDA ($ millions)[c]	257	298	(14)%	230	12%

EBITDA margin[d]	59%	56%	5%	56%	5%

Capital expenditures ($ millions)	69	63	10%	61	13%

Minesite sustaining[c]	69	63	10%	61	13%

Project[c]	0	0	0%	0	0%

Cost of sales ($/oz)	1,015	899	13%	950	7%

Total cash costs ($/oz)[c]	829	728	14%	766	8%

All-in sustaining costs ($/oz)[c]	1,139	950	20%	1,045	9%

All-in costs ($/oz)[c]	1,139	950	20%	1,045	9%

a.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.	Excludes the Gold Quarry (Mill 5) concentrator.

c.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

Carlin recorded one lost time injury (“LTI”) during the first quarter of 2022 with a LTIFR3 of 0.50 per million hours worked. This compares to two LTIs and a LTIFR3 of 0.99 in the prior quarter. The TRIFR3 for the first quarter of 2022 was 3.50 per million hours worked, an increase from the prior quarter of 3.47. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Carlin’s income for the first quarter of 2022 was 13% lower than the prior quarter due to a decrease in sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2022 was 22% lower compared to the prior quarter. This was mainly driven by the depletion of higher grade underground ore that was stockpiled through the third quarter of 2021 and processed in the production record-setting fourth quarter of 2021 for NGM, following the mechanical mill failure at the Goldstrike roaster on May 26, 2021. This return to run-of-mine ore processing in the current quarter resulted in lower roaster production relative to the prior quarter, which had benefited from the processing of the higher-grade stockpiled underground ore.

BARRICK FIRST QUARTER 2022	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Total tonnes mined were 4% higher compared to the prior quarter, driven by improvements in open pit and underground mining rates. Open pit waste tonnes increased primarily at the Goldstrike 5th NW layback to meet tailings dam construction material requirements and scheduled ore delivery in the second half of 2022. Open pit ore tonnes mined were 31% lower compared to the prior quarter, driven by a decrease in ore mined from the Gold Quarry and Gold Star open pits, while average open pit mined grade increased by 7%. Underground mined tonnes were 1% higher, while underground mined grade was 15% lower than the prior quarter due to mine sequencing across the six underground mines.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 were 13% and 14% higher, respectively, than the prior quarter, due to the impact of lower grades processed following the depletion of higher grade stockpiled underground ore in the fourth quarter of 2021 as described above, as well as a higher strip ratio. In the first quarter of 2022, all-in sustaining costs per ounce1 were 20% higher than the prior quarter due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures1 in the first quarter of 2022 increased by 10% compared to the prior quarter, primarily due to higher capitalized waste stripping and higher underground capital development.

Q1 2022 compared to Q1 2021

Carlin’s income for the three month period ended March 31, 2022 was 14% higher than the same prior year period, mainly due to a higher realized gold price1, partially offset by an increase in cost of sales per ounce1 and a slight decrease in sales volume.

Gold production for the three month period ended March 31, 2022 was in line with the same prior year period. Lower roaster production was due to lower underground grades, partially offset by higher roaster throughput as

Carlin ore displaced lower grade Cortez ore. This was offset by improved oxide mill production and higher production from the heap leach facilities.

Total tonnes mined were in line with the same prior year period. At the open pit mines, higher ore tonnes mined offset lower waste stripping. Waste stripping continued at the Goldstrike 5th NW layback at higher rates than the same prior year period to meet tailings dam construction material requirements and scheduled ore delivery in the second half of 2022. In the Gold Quarry and Gold Star open pits, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the same prior year period. Average open pit mined grade increased by 2% compared to the same prior year period. Underground tonnes mined were 4% higher and grade was 10% lower compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2022 were 7% and 8% higher, respectively, than the same prior year period, mainly due to an expected increase in price for major commodity inputs, combined with slightly lower sales volumes. For the three month period ended March 31, 2022, all-in sustaining costs per ounce1 increased by 9% compared to the same prior year period, due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2022 increased by 13%, driven by higher minesite sustaining capital expenditures1, higher underground capital development, and higher capitalized drilling. Higher sustaining capital expenditures1 was due to increased haulage for the tailings dam construction, higher spend for Goldstrike dewatering, and major maintenance at the autoclave.

BARRICK FIRST QUARTER 2022	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

				For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Total tonnes mined (000s)	17,895	17,996	(1)%	20,923	(14)%

Open pit ore	1,623	4,528	(64)%	1,818	(11)%

Open pit waste	15,994	13,136	22%	18,800	(15)%

Underground	278	332	(16)%	305	(9)%

Average grade (grams/tonne)

Open pit mined	1.01	0.62	63%	0.84	20%

Underground mined	9.17	10.96	(16)%	8.51	8%

Processed	1.76	1.28	38%	1.81	(3)%

Ore tonnes processed (000s)	2,014	5,413	(63)%	2,335	(14)%

Oxide mill	664	673	(1)%	556	19%

Roasters	272	357	(24)%	339	(20)%

Autoclave	n/a	10	n/a	n/a	n/a

Heap leach	1,078	4,373	(75)%	1,440	(25)%

Recovery rate	80%	83%	(4)%	81%	(1)%

Oxide Mill	72%	75%	(4)%	77%	(6)%

Roasters	87%	90%	(3)%	84%	4%

Autoclave	n/a	81%	n/a	n/a	n/a

Gold produced (000s oz)	115	169	(32)%	100	15%

Oxide Mill	35	61	(43)%	36	(3)%

Roasters	49	79	(38)%	53	(8)%

Autoclave	n/a	1	n/a	n/a	n/a

Heap leach	31	28	11%	11	182%

Gold sold (000s oz)	118	170	(31)%	102	16%

Revenue ($ millions)	224	306	(27)%	179	25%

Cost of sales ($ millions)	131	167	(22)%	127	3%

Income ($ millions)	92	139	(34)%	49	88%

EBITDA ($ millions)[b]	130	194	(33)%	88	48%

EBITDA margin[c]	58%	63%	(8)%	49%	18%

Capital expenditures ($ millions)[d]	53	49	8%	43	23%

Minesite sustaining[b]	41	31	32%	33	24%

Project[b]	12	18	(33)%	10	20%

Cost of sales ($/oz)	1,113	984	13%	1,251	(11)%

Total cash costs ($/oz)[b]	784	657	19%	860	(9)%

All-in sustaining costs ($/oz)[b]	1,150	853	35%	1,203	(4)%

All-in costs ($/oz)[b]	1,257	958	31%	1,303	(4)%

a.	Includes Goldrush.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

c.	Represents EBITDA divided by revenue.

d.	Amounts presented exclude capitalized interest.

Safety and Environment

Tragically, Cortez reported a fatality of an employee in the first quarter of 2022 at the Cortez Hills underground mine.

There was one LTI at Cortez during the first quarter of 2022, which resulted in a LTIFR3 of 1.01 per million hours worked, compared to 3.21 in the prior quarter. The TRIFR3 was 8.11 per million hours worked in the first quarter of 2022, an increase from 3.21 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Cortez’s income for the first quarter of 2022 was 34% lower than the prior quarter due to decreased sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2022 was 32% lower compared to the prior quarter. This was mainly driven by the depletion of higher grade underground ore that was stockpiled through the third quarter of 2021 and processed in the production record-setting fourth quarter of 2021 for NGM, following the mechanical mill failure at the Goldstrike roaster on May 26, 2021. The fourth quarter of 2021 also benefited from the batch processing of trial

BARRICK FIRST QUARTER 2022	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Goldrush ore. Oxide mill and roaster production were also negatively impacted in the first quarter of 2022 by lower underground ore production following a fatal incident at the Cortez Hills underground mine.

Total tonnes mined were in line with the prior quarter. Open pit ore tonnes mined were 64% lower compared to the prior quarter, driven primarily by mine sequencing at Crossroads. Underground tonnes mined were 16% lower compared to the prior quarter, driven primarily by the temporary suspension of operations following a fatal incident at the Cortez Hills underground mine.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 were 13% and 19% higher, respectively, than the prior quarter, due to the impact of lower sales volume driven by a reduced proportion of ounces from higher grade underground operations as described above, which has a higher cost per tonne mined but lower cost per ounce. In the first quarter of 2022, all-in sustaining costs per ounce1 were 35% higher than the prior quarter, mainly driven by higher total cash costs per ounce1, combined with increased minesite sustaining capital expenditures1.

Capital expenditures in the first quarter of 2022 were 8% higher than the prior quarter, due to higher minesite sustaining capital expenditures1, partially offset by lower project capital expenditures1. Minesite sustaining capital expenditures1 were 32% higher compared to the fourth quarter of 2021, primarily due to an increase in capitalized waste stripping in the Crossroads open pit.

Q1 2022 compared to Q1 2021

Cortez’s income for the three month period ended March 31, 2022 was 88% higher than the same prior year period, primarily due to higher sales volume, lower cost of sales per ounce2, and a higher realized gold price1.

Gold production for the three month period ended March 31, 2022 was 15% higher than the same prior year period, primarily driven by higher heap leach production due to the timing of ore placement and the leach cycle. Increased underground production from the oxide mill and Carlin roasters, including Goldrush development ore, was largely offset by lower open pit production from these facilities.

Total tonnes mined were 14% lower driven by reduced open pit mining at Crossroads, partially offset by higher production from the Pipeline open pit. Open pit ore tonnes mined were 11% lower compared to the same prior year period, primarily driven by mine sequencing at Crossroads. Underground tonnes mined decreased 9% over the same prior year period, driven by the temporary suspension of operations following a fatal incident at the Cortez Hills underground mine, partially offset by increased development activity at Goldrush.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2022 were 11% and 9% lower, respectively, than the same prior year period, mainly due to increased sales volume, which includes a significantly higher proportion of ounces from lower cost underground production. For the three month period ended March 31, 2022, all-in sustaining costs per ounce1 decreased by 4% compared to the same prior year period, driven by lower total cash costs per ounce1, partially offset by an increase in minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2022 increased by 23% from the same prior year period, due to both higher minesite sustaining1 and project capital expenditures1. Minesite sustaining capital expenditures1 were 24% higher compared to the same prior year period, primarily due to an increase in capitalized waste stripping at Crossroads. Higher project capital expenditures1 were due to increased development and exploration activities at Goldrush underground.

BARRICK FIRST QUARTER 2022	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

	For the three months ended
	3/31/22	12/31/21	% Change	3/31/21	% Change
Total tonnes mined (000s)	211	235	(10)%	3,569	(94)%

Open pit ore	0	35	(100)%	1,158	(100)%

Open pit waste	0	0	0%	2,215	(100)%

Underground	211	200	6%	196	8%

Average grade (grams/tonne)

Open pit mined	n/a	1.72	n/a	1.87	n/a

Underground mined	11.87	10.36	15%	11.64	2%

Processed	4.65	4.12	13%	3.42	36%

Ore tonnes processed (000s)	539	747	(28)%	967	(44)%

Oxide Mill	93	125	(26)%	105	(11)%

Autoclave	446	622	(28)%	668	(33)%

Heap leach	0	0	0%	194	(100)%

Recovery rate	79%	81%	(2)%	82%	(4)%

Oxide Mill	79%	81%	(2)%	87%	(9)%

Autoclave	79%	81%	(2)%	81%	(2)%

Gold produced (000s oz)	67	82	(18)%	92	(27)%

Oxide Mill	3	4	(25)%	5	(40)%

Autoclave	62	74	(16)%	84	(26)%

Heap leach	2	4	(50)%	3	(33)%

Gold sold (000s oz)	64	84	(24)%	92	(30)%

Revenue ($ millions)	120	151	(21)%	165	(27)%

Cost of sales ($ millions)	92	100	(8)%	93	(1)%

Income ($ millions)	28	51	(45)%	72	(61)%

EBITDA ($ millions)[a]	54	82	(34)%	104	(48)%

EBITDA margin[b]	45%	54%	(17)%	63%	(29)%

Capital expenditures ($ millions)	22	19	16%	20	10%

Minesite sustaining[a]	16	14	14%	9	78%

Project[a]	6	5	20%	11	(45)%

Cost of sales ($/oz)	1,436	1,194	20%	1,007	43%

Total cash costs ($/oz)[a]	1,030	819	26%	647	59%

All-in sustaining costs ($/oz)[a]	1,281	996	29%	741	73%

All-in costs ($/oz)[a]	1,376	1,061	30%	866	59%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
b.	Represents EBITDA divided by revenue.

Safety and Environment

There were three LTIs at Turquoise Ridge in the first quarter of 2022 which resulted in a LTIFR3 of 4.13, versus three LTIs and a LTIFR3 of 4.29 per million hours worked in the prior quarter. The TRIFR3 for the first quarter of 2022 was 9.64 per million hours worked, an increase from the prior quarter of 8.58. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Turquoise Ridge’s income for the first quarter of 2022 was 45% lower than the prior quarter due to a higher cost of sales per ounce2 and a lower sales volume, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2022 was 18% lower than the prior quarter due to lower throughput and recovery at the Sage autoclave. This was mainly due to the scheduled maintenance shutdown on the entire processing plant, combined with unplanned maintenance events.

Total tonnes mined decreased by 10% compared to the prior quarter, driven by lower open pit production as the current mining phase was completed in the fourth quarter of 2021, as previously disclosed. Underground tonnes mined increased by 6% compared to the prior quarter due to improved equipment availabilities, which was impacted in the fourth quarter of 2021 mainly due to a battery fire in our electric truck fleet. In the first quarter of 2022, the electric truck fleet was replaced with a conventionally powered fleet, significantly improving underground productivity.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 were 20% and 26% higher, respectively, than the prior quarter, primarily due to higher maintenance costs and reduced autoclave throughput, partially offset by higher grade processed. All-in sustaining costs per ounce1 were 29% higher than the prior quarter, primarily reflecting higher total cash costs per

BARRICK FIRST QUARTER 2022	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures in the first quarter of 2022 were 16% higher than the prior quarter, mainly due to higher project capital expenditures1 at the Third Shaft due to shaft steel placement, combined with higher minesite sustaining capital expenditures1.

Q1 2022 compared to Q1 2021

Turquoise Ridge’s income for the first quarter of 2022 was 61% lower than the same prior year period, mainly due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the three month period ended March 31, 2022 was 27% lower than the same prior year period, mainly due to lower throughput at the Sage autoclave. This was mainly due to a scheduled maintenance shutdown on the entire processing plant, combined with unplanned maintenance events.

Total tonnes mined were 94% lower compared to the same prior year period due to a decrease in open pit tonnes as the current mining phase was completed in the fourth quarter of 2021. Underground tonnes mined increased by 8% due to higher productivity at the Turquoise Ridge underground operations, resulting from vent breakthrough into the Third Shaft, which provided increased ventilation in the lower levels of the mine.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2022 was 43% and 59% higher, respectively, than the same prior year period due to higher maintenance costs and reduced autoclave throughput, partially offset by higher grade processed. All-in sustaining costs per ounce1 increased by 73%, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2022 increased by 10% compared to the same prior year period, mainly due to a ramp-up in minesite sustaining capital expenditures1 relating to underground equipment purchases and process efficiency related projects. Project capital expenditures1 at the Third Shaft were 45% lower than the same prior year period, as project capital ramped up in the same prior year period to reach final depth in mid-2021.

BARRICK FIRST QUARTER 2022	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

For the three months ended

	3/31/22					12/31/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/ oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)[c]	23	2,253	835	1,027	3	25	2,047	443	614	4

Long Canyon (61.5%)	25	1,093	342	366	0	33	999	325	384	1

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures[1].

c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

Phoenix (61.5%)

Gold production for Phoenix in the first quarter of 2022 was 8% lower compared to the prior quarter, mainly driven by lower grades and lower recovery impacted by ore feed constituents.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 were 10% and 88% higher, respectively, than the prior quarter, mainly due to the impact of lower grades and recovery as described above, combined with higher diesel and power prices. In addition, total cash costs per ounce1 were also impacted by lower copper by-product credits reflecting lower year-over-year copper production. In the first quarter of 2022, all-in sustaining costs per ounce1 were 67% higher than the prior quarter due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Long Canyon (61.5%)

Gold production for Long Canyon in the first quarter of 2022 was 24% lower compared to the prior quarter. This was primarily due to the timing of ore placement, combined with a higher stacking height leading to a longer leach cycle. Mining of Phase 1 at Long Canyon is scheduled to be completed early in the second quarter of 2022, with residual production to follow for the remainder of 2022.

Cost of sales per ounce2 and total cash costs per ounce1 were 9% and 5% higher, respectively, than the prior quarter, primarily due to the impact of lower sales volume. All-in sustaining costs per ounce1 decreased by 5% compared to the prior quarter, due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

We continue to pursue sales of non-core assets and will only proceed with transactions that make sense for the business on terms we consider favorable to our shareholders. In this regard, we initiated a process to explore the sale of Long Canyon in the first quarter of 2022.

BARRICK FIRST QUARTER 2022	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change
Open pit tonnes mined (000s)	4,318	5,626	(23)%	6,636	(35)%

Open pit ore	1,199	1,489	(19)%	2,137	(44)%

Open pit waste	3,119	4,137	(25)%	4,499	(31)%

Average grade (grams/tonne)

Open pit mined	2.46	2.57	(4)%	2.46	0%

Processed	2.47	2.83	(13)%	3.55	(30)%

Autoclave ore tonnes processed (000s)	1,511	1,365	11%	1,349	12%

Recovery rate	87%	90%	(3)%	88%	(1)%

Gold produced (000s oz)	104	107	(3)%	137	(24)%

Gold sold (000s oz)	104	113	(8)%	141	(26)%

Revenue ($ millions)	203	203	0%	246	(17)%

Cost of sales ($ millions)	112	112	0%	115	(3)%

Income ($ millions)	89	90	(1)%	131	(32)%

EBITDA ($ millions)[b]	124	125	(1)%	168	(26)%

EBITDA margin[c]	61%	62%	(2)%	68%	(10)%

Capital expenditures ($ millions)	73	94	(22)%	59	24%

Minesite sustaining[b]	26	27	(4)%	24	8%

Project[b]	47	67	(30)%	35	34%

Cost of sales ($/oz)	1,077	987	9%	816	32%

Total cash costs ($/oz)[b]	682	612	11%	507	35%

All-in sustaining costs ($/oz)[b]	948	858	10%	689	38%

All-in costs ($/oz)[b]	1,401	1,453	(4)%	936	50%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI at Pueblo Viejo during the first quarter of 2022, which resulted in a LTIFR3 of 0.23 per million hours worked, an increase compared to 0.00 in the prior quarter. The TRIFR3 for the first quarter of 2022 was 0.70 per million hours worked, compared to 0.46 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Pueblo Viejo’s income for the first quarter of 2022 was 1% lower than the prior quarter, mainly due to lower sales volume and higher cost of sales per ounce2, offset by a higher realized gold price1.

Gold production for the first quarter of 2022 was 3% lower than the prior quarter as a result of lower feed grade in line with the mine plan and lower recovery driven by higher carbonaceous content, as expected. This was partially offset by higher throughput following improvement initiatives at the process plant, which resulted in record monthly throughput at the mill and autoclaves in March 2022.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2022 were 9% and 11% higher, respectively, than the prior quarter, mainly due to the impact of lower production and lower margins achieved from third-party energy sales at the Quisqueya power plant. For the first quarter of 2022, all-in sustaining costs per ounce1 were 10% higher than the prior quarter, mainly due to higher total cash costs per ounce1.

Capital expenditures for the first quarter of 2022 decreased by 22% compared to the prior quarter, primarily due to lower project capital expenditures1 from the plant expansion and mine life extension project.

Q1 2022 compared to Q1 2021

Pueblo Viejo’s income for the first quarter of 2022 was 32% lower than the same prior year period, driven by lower sales volume and higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the three month period ended March 31, 2022 was 24% lower than the same prior year period due to lower grades processed in line with the mine plan, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2022 were 32% and 35% higher, respectively, than the same prior year period due to the impact of lower grades processed and higher fuel costs. For the three month period ended March 31, 2022, all-in sustaining costs per ounce1 were 38% higher than the same prior year period due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2022 increased by 24% compared to the same prior year period, primarily due to increased project capital expenditures1 incurred on the plant expansion and mine life extension project. This was combined with higher minesite sustaining capital expenditures1 mainly related to the Llagal tailings storage facility and higher capitalized waste stripping.

BARRICK FIRST QUARTER 2022	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change
Total tonnes mined (000s)	9,325	7,766	20%	9,009	4%

Open pit ore	735	1,208	(39)%	149	393%

Open pit waste	7,797	5,999	30%	8,313	(6)%

Underground	793	559	42%	547	45%

Average grade (grams/tonne)

Open pit mined	1.73	3.47	(50)%	2.82	(39)%

Underground mined	4.91	4.34	13%	4.61	7%

Processed	4.74	4.25	12%	5.38	(12)%

Ore tonnes processed (000s)	995	1,019	(2)%	984	1%

Recovery rate	91%	91%	0%	91%	0%

Gold produced (000s oz)	138	126	10%	154	(10)%

Gold sold (000s oz)	137	128	7%	151	(9)%

Revenue ($ millions)	258	228	13%	269	(4)%

Cost of sales ($ millions)	149	145	3%	147	1%

Income ($ millions)	106	74	43%	113	(6)%

EBITDA ($ millions)[b]	156	132	18%	168	(7)%

EBITDA margin[c]	60%	58%	3%	62%	(3)%

Capital expenditures ($ millions)	51	50	2%	55	(7)%

Minesite sustaining[b]	33	13	154%	43	(23)%

Project[b]	18	37	(51)%	12	50%

Cost of sales ($/oz)	1,088	1,139	(4)%	974	12%

Total cash costs ($/oz)[b]	721	685	5%	608	19%

All-in sustaining costs ($/oz)[b]	982	822	19%	920	7%

All-in costs ($/oz)[b]	1,110	1,109	0%	1,000	11%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI recorded during the first quarter of 2022, which resulted in a LTIFR3 of 0.25 per million hours worked, compared to 0.00 recorded in the prior quarter. The TRIFR3 for the first quarter of 2022 was 0.99 per million hours worked, an increase from 0.35 recorded in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Loulo-Gounkoto’s income for the first quarter of 2022 was 43% higher than the prior quarter, primarily due to higher sales volume, a higher realized gold price1 and lower cost of sales per ounce2.

Gold production for the first quarter of 2022 was 10% higher than the prior quarter mainly due to higher grades processed in line with the mine plan, partially offset by lower throughput.

Cost of sales per ounce2 was 4% lower than the prior quarter mainly due to lower depreciation expense, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 for the first quarter of 2022 were 5% higher than the prior quarter, mainly due to the impact of higher power costs, higher fuel prices and logistical costs related to the ongoing sanctions and border closures imposed on Mali by the Economic Community of West African States. The ongoing maintenance program on our power generators was completed in the first quarter of 2022, which is expected to improve performance for the remainder of 2022. For the first quarter of 2022, all-in sustaining costs per ounce1 was 19% higher than the prior quarter mainly due to higher minesite sustaining capital expenditures1, combined with higher total cash costs per ounce1.

Capital expenditures for the first quarter of 2022 increased by 2% compared to the prior quarter, driven by an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Higher minesite sustaining capital expenditures1 was due to higher capitalized waste stripping at the Gounkoto open pit. The decrease in project capital expenditures1 reflects the timing of expenditures on the development of Gounkoto underground and the expansion of power capacity, including the solar plant.

Q1 2022 compared to Q1 2021

Loulo-Gounkoto’s income for the first quarter of 2022 was 6% lower than the same prior year period, primarily due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

BARRICK FIRST QUARTER 2022	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Gold production in the three month period ended March 31, 2022 was 10% lower compared to the same prior year period, mainly due to lower grades processed, partially offset by slightly higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2022 were 12% and 19% higher, respectively, than the same prior year period mainly due to the impact of lower grades, in line with the mine plan. For the first quarter of 2022, all-in sustaining costs per ounce1 increased by 7% compared to the same prior year period, reflecting the increase in total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in the three month period ended March 31, 2022 decreased by 7% compared to the same prior year period, driven by lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. Lower minesite sustaining capital expenditures1 were mainly due to reduced underground development at the Yalea and Gara mines of Loulo. The increase in project capital expenditures1 was driven by the development of Gounkoto underground and the expansion of power capacity, including the solar plant.

BARRICK FIRST QUARTER 2022	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

				For the three months ended
	3/31/22	12/31/21	% Change	3/31/21	% Change
Total tonnes mined (000s)	3,806	3,866	(2)%	3,409	12%

Open pit ore	376	330	14%	261	44%

Open pit waste	3,079	3,082	0%	2,694	14%

Underground	351	454	(23)%	454	(23)%

Average grade (grams/tonne)

Open pit mined	1.43	2.43	(41)%	2.55	(44)%

Underground mined	5.88	5.88	0%	5.18	14%

Processed	3.37	3.90	(14)%	3.33	1%

Ore tonnes processed (000s)	781	841	(7)%	894	(13)%

Recovery rate	89%	89%	0%	90%	(1)%

Gold produced (000s oz)	76	94	(19)%	86	(12)%

Gold sold (000s oz)	73	95	(23)%	86	(15)%

Revenue ($ millions)	137	172	(20)%	154	(11)%

Cost of sales ($ millions)	83	93	(11)%	92	(10)%

Income ($ millions)	41	71	(42)%	63	(35)%

EBITDA ($ millions)[b]	69	108	(36)%	95	(27)%

EBITDA margin[c]	50%	63%	(21)%	62%	(19)%

Capital expenditures ($ millions)	19	19	0%	11	73%

Minesite sustaining[b]	15	12	25%	11	36%

Project[b]	4	7	(43)%	0	100%

Cost of sales ($/oz)	1,137	979	16%	1,065	7%

Total cash costs ($/oz)[b]	744	582	28%	691	8%

All-in sustaining costs ($/oz)[b]	996	776	28%	856	16%

All-in costs ($/oz)[b]	1,045	844	24%	862	21%

a.

Barrick owns 45% of Kibali Goldmines SA with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Kibali had zero LTIs during the first quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the first quarter of 2022 was 1.02 per million hours worked, an improvement from 1.39 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Kibali’s income for the first quarter of 2022 was 42% lower than the prior quarter as a result of lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the first quarter of 2022 was 19% lower than the prior quarter, mainly due to lower grades processed as open pit mining focused on waste stripping, in line with the mine plan, as well as lower throughput related to planned maintenance.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2022 were 16% and 28% higher, respectively, than the prior quarter, mainly due to lower grades, higher maintenance costs and higher energy costs driven by seasonally lower hydroelectric power generation. For the first quarter of 2022, all-in sustaining costs per ounce1 increased by 28% compared to the prior quarter, mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2022 were in line with the prior quarter, as a reduction in project capital expenditures1 was offset by higher minesite sustaining capital expenditures1. The decrease in project capital expenditures1 mainly relates to lower planned spend on the Kalimva/Ikamva and Pamao open pit projects. The higher minesite sustaining capital expenditures1 reflects our investment in carbon-in-leach optimization at the mill.

Q1 2022 compared to Q1 2021

Kibali’s income for the three month period ended March 31, 2022 was 35% lower than the same prior year period as reduced sales volume and a higher cost of sales per ounce2 were partially offset by a higher realized gold price1.

Gold production in the three month period ended March 31, 2022 was 12% lower than the same prior year period, mainly due to reduced throughput following planned maintenance in the current quarter.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2022

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

were 7% and 8% higher, respectively, than the same prior year period, mainly due to higher maintenance costs, increased fuel prices and higher royalty expense due to a higher realized gold price1. For the three month period ended March 31, 2022, all-in sustaining costs per ounce1 were 16% higher than the same prior year period, due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2022 were 73% higher compared to the same prior year period due to higher minesite capital expenditures and project capital expenditures1. The higher minesite sustaining capital expenditures1 reflect increased stripping for the new Pamao and Aerodrome mines as we continue to open up these pits, in line with the mine plan. The higher project capital expenditures1 relate to our investment on the Kalimva/Ikamva and Pamao open pit projects.

BARRICK FIRST QUARTER 2022	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

				For the three months ended
	3/31/22	12/31/21	% Change	3/31/21	% Change
Open pit tonnes mined (000s)	7,886	8,997	(12)%	9,550	(17)%

Open pit ore	2,606	3,308	(21)%	1,311	99%

Open pit waste	5,280	5,689	(7)%	8,239	(36)%

Average grade (grams/tonne)

Open pit mined	0.80	0.85	(5)%	0.78	3%

Processed	0.67	0.81	(17)%	0.85	(21)%

Heap leach ore tonnes processed (000s)	3,506	3,442	2%	1,305	169%

Gold produced (000s oz)	46	61	(25)%	32	44%

Gold sold (000s oz)	39	83	(53)%	31	26%

Revenue ($ millions)	76	153	(50)%	57	33%

Cost of sales ($ millions)	54	109	(50)%	35	54%

Income ($ millions)	21	43	(51)%	22	(5)%

EBITDA ($ millions)[b]	40	80	(50)%	33	21%

EBITDA margin[c]	53%	52%	2%	58%	(9)%

Capital expenditures ($ millions)	36	28	29%	41	(12)%

Minesite sustaining[b]	28	22	27%	41	(32)%

Project[b]	8	6	33%	0	100%

Cost of sales ($/oz)	1,348	1,279	5%	1,151	17%

Total cash costs ($/oz)[b]	847	834	2%	736	15%

All-in sustaining costs ($/oz)[b]	1,588	1,113	43%	2,104	(25)%

All-in costs ($/oz)[b]	1,794	1,179	52%	2,104	(15)%
a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero, inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Veladero had zero LTIs during the first quarter of 2022, resulting in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the first quarter of 2022 was 0.00 per million hours worked, also consistent with the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

In January 2022, there was a significant increase in the number of Covid-19 cases in Argentina, caused by the Omicron variant. Despite this, Veladero was able to maintain operations through enhanced preventive controls, though there was a higher level of absenteeism. In February 2022, the number of Covid-19 cases decreased and in March 2022, only a few cases were reported.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents that occurred in March 2017, September 2016 and September 2015. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q1 2022 compared to Q4 2021

Veladero’s income for the first quarter of 2022 was 51% lower than the prior quarter, primarily due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2022 was 25% lower than the prior quarter, mainly due to lower grades processed and fewer ore tonnes mined. Gold sales were lower than production in the first quarter of 2022, as we continue to manage the timing of our sales to minimize our exposure to local currency devaluation.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 increased by 5% and 2%, respectively, compared to the prior quarter. This was mainly due to the impact of lower production volumes as well as higher energy and labor costs, partially offset by lower operating costs. Lower operating costs were mainly driven by the deferral of maintenance due to temporary delays in component deliveries, combined with higher capitalized stripping. In the first quarter of 2022, all-in sustaining costs per ounce1 increased by 43% compared to the prior quarter, primarily driven by an increase in minesite sustaining capital expenditures and higher total cash costs per ounce1.

Capital expenditures were 29% higher compared to the prior quarter, mainly due to higher minesite sustaining capital expenditures1 related to higher capitalized stripping.

BARRICK FIRST QUARTER 2022	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q1 2022 compared to Q1 2021

Veladero’s income for the three month period ended March 31, 2022 was 5% lower compared to the same prior year period, mainly due to a higher cost of sales per ounce2, partially offset by higher sales volumes and a higher realized gold price1.

Gold production for the three month period ended March 31, 2022 was 44% higher than the same prior year period. This was mainly due to higher tonnes processed, partially offset by lower grades, as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2022 were 17% and 15% higher, respectively, compared to the same prior year period, mainly due to higher operating costs resulting from higher energy and labor costs, combined with lower capitalized stripping. For the three month period ended March 31, 2022, all-in sustaining costs per ounce1 decreased by 25% compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

Capital expenditures for the three month period ended March 31, 2022 were 12% lower than the same prior year period, mainly due to lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. The decrease in minesite sustaining capital expenditures1 is a result of lower capitalized stripping. Project capital expenditures relate to the Phase 7 leach pad expansion project.

Regulatory matters

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation. Ongoing constructive discussions are still being held with the Central Bank on our rights to repatriate profits.

Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. On December 31, 2021, this decree was extended until December 31, 2023.

BARRICK FIRST QUARTER 2022	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Total tonnes mined (000s)	1,412	661	114%	248	469%

Open pit ore	709	116	511%	n/a	n/a

Open pit waste	379	160	137%	n/a	n/a

Underground	324	385	(16)%	248	31%

Average grade (grams/tonne)

Open pit mined	2.13	1.63	31%	n/a	n/a

Underground mined	5.84	6.89	(15)%	3.94	48%

Processed	3.31	3.57	(7)%	3.31	0%

Ore tonnes processed (000s)	598	690	(13)%	642	(7)%

Recovery rate	88%	90%	(2)%	90%	(2)%

Gold produced (000s oz)	56	69	(19)%	62	(10)%

Gold sold (000s oz)	58	70	(17)%	56	4%

Revenue ($ millions)	110	126	(13)%	100	10%

Cost of sales ($ millions)	50	59	(15)%	59	(15)%

Income ($ millions)	58	68	(15)%	40	45%

EBITDA ($ millions)[b]	66	80	(18)%	52	27%

EBITDA margin[c]	60%	63%	(5)%	52%	15%

Capital expenditures ($ millions)	18	32	(44)%	16	13%

Minesite sustaining[b]	7	23	(70)%	11	(36)%

Project[b]	11	9	22%	5	120%

Cost of sales ($/oz)	852	858	(1)%	1,061	(20)%

Total cash costs ($/oz)[b]	709	679	4%	832	(15)%

All-in sustaining costs ($/oz)[b]	874	1,033	(15)%	1,038	(16)%

All-in costs ($/oz)[b]	1,057	1,150	(8)%	1,134	(7)%

a.

Barrick owns 84% of North Mara, with the Government of Tanzania owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Tragically, North Mara reported a fatality of a contractor in the first quarter of 2022.

There were zero LTIs recorded for the first quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked for the first quarter of 2022, consistent with the prior quarter. The TRIFR3 for the first quarter of 2022 was 0.53 per million hours worked, compared to 1.04 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

North Mara’s income for the first quarter of 2022 was 15% lower than the prior quarter due to lower sales volumes, partially offset by a higher realized gold price1 and a lower cost of sales per ounce2.

In the first quarter of 2022, production was 19% lower than the prior quarter. This was primarily due to lower grades mined from the underground, in line with the mine plan, as well as lower throughput and recovery following planned plant maintenance. The ramp-up of the open pit is advancing according to plan and is expected to further ramp-up into the second quarter of 2022.

Cost of sales per ounce2 in the first quarter of 2022 was 1% lower than the prior quarter due to lower depreciation expense, partially offset by higher total cash costs per ounce1. The increase in total cash costs per ounce1 of 4% is mainly due to the ramp-up of open pit operations as well as lower underground grades processed, in line with the mine plan. All-in sustaining costs per ounce1 in the first quarter of 2022 were 15% lower than the prior quarter, mainly due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

Capital expenditures in the first quarter of 2022 were 44% lower than the prior quarter due to a decrease in minesite sustaining capital expenditures1, partially offset by an increase in project capital expenditures1. Minesite sustaining capital expenditures1 were lower than the prior quarter due to the timing of spend, which is expected to ramp-up later in 2022. The increase in project capital expenditures1 is driven by the ramp-up of open pit operations.

Q1 2022 compared to Q1 2021

North Mara’s income for the three month period ending March 31, 2022 was 45% higher than the same prior year period, mainly due to a higher realized gold price1, higher sales volumes and lower cost of sales per ounce2.

For the three month period ended March 31, 2022, production was 10% lower than the same prior year period, mainly due to lower throughput and recovery following planned plant maintenance.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cost of sales per ounce2 and total cash costs per ounce1 in the three month period ending March 31, 2022 were 20% and 15% lower, respectively, than the same prior year period, mainly due to improved productivity from new underground equipment and a strong re-start of open pit operations. All-in sustaining costs per ounce1 in the first quarter of 2022 were 16% lower than the same prior year period, mainly due to lower total cash costs per ounce1, combined with lower minesite sustaining capital expenditures1.

For the three month period ending March 31, 2022, capital expenditures increased by 13% compared to the same prior year period, mainly due to higher project capital expenditures1, partially offset by lower minesite sustaining capital expenditures1. The increase in project capital expenditures1 is driven by the ramp-up of open pit operations. The focus on this initiative has resulted in lower minesite sustaining capital expenditures1, which has also been impacted by the timing of expenditures. These expenditures are expected to ramp-up later in 2022.

BARRICK FIRST QUARTER 2022	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

				For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Underground tonnes mined (000s)	231	243	(5)%	125	85%

Average grade (grams/tonne)

Underground mined	8.25	8.86	(7)%	9.78	(16)%

Processed	7.76	8.18	(5)%	9.90	(22)%

Ore tonnes processed (000s)	193	234	(18)%	110	75%

Recovery rate	92%	93%	(1)%	94%	(2)%

Gold produced (000s oz)	45	57	(21)%	33	36%

Gold sold (000s oz)	55	53	4%	28	96%

Revenue ($ millions)	110	101	9%	42	162%

Cost of sales ($ millions)	66	50	32%	34	94%

Income ($ millions)	43	51	(16)%	7	514%

EBITDA ($ millions)[b]	57	65	(12)%	17	235%

EBITDA margin[c]	52%	64%	(19)%	40%	30%

Capital expenditures ($ millions)	11	31	(65)%	11	0%

Minesite sustaining[b]	7	17	(59)%	2	250%

Project[b]	4	14	(71)%	9	(56)%

Cost of sales ($/oz)	1,216	956	27%	1,211	0%

Total cash costs ($/oz)[b]	847	567	49%	865	(2)%

All-in sustaining costs ($/oz)[b]	984	897	10%	957	3%

All-in costs ($/oz)[b]	1,052	1,159	(9)%	1,275	(17)%

a.

Barrick owns 84% of Bulyanhulu, with the Government of Tanzania owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were no LTIs recorded at Bulyanhulu during the first quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, which is a decrease from 1.34 in the prior quarter. The TRIFR3 for the first quarter of 2022 was 1.91 per million hours worked, which is a decrease from 2.69 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2022.

Financial Results

Q1 2022 compared to Q4 2021

Bulyanhulu’s income for the first quarter of 2022 was 16% lower than the fourth quarter of 2021 due to a higher cost of sales per ounce2, partially offset by a higher realized gold price1 and higher sales volumes.

In the first quarter of 2022, production was 21% lower than the prior quarter, primarily due to lower grades processed and lower throughput driven by new development headings and the clearing of legacy waste tonnes mined to increase long-term flexibility as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 were 27% and 49% higher, respectively, than the prior quarter as the mine prioritized the clearing of legacy waste tonnes as described above. All-in sustaining costs per ounce1 in the first quarter of 2022 were 10% higher than the prior quarter, due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in the first quarter of 2022 were 65% lower than the prior quarter as underground mining focused on development and clearing legacy waste tonnes mined as described above.

Q1 2022 compared to Q1 2021

Bulyanhulu’s income for the three month period ending March 31, 2022 was 514% higher than the same prior year period, mainly due to higher sales volume driven by the successful ramp-up of the underground mining and processing operations that progressed through 2021.

For the three month period ended March 31, 2022, production was 36% higher than the same prior year period due to the successful ramp-up of the underground mining and processing operations, which was completed in the fourth quarter of 2021. This resulted in higher tonnes processed as the mine was in the ramp-up phase during the same prior year period.

Cost of sales per ounce2 was in line with the three month period ending March 31, 2022 and total cash costs1 per ounce were 2% lower than the same prior year period, mainly due to the successful ramp-up of the underground operations as described above, partially offset by higher grades and higher project capitalization occurring in the same prior year period during the ramp-up phase. All-in sustaining costs per ounce1 in the first quarter of 2022 were 3% higher than the same prior year period, mainly due to increased minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

For the three month period ending March 31, 2022, capital expenditures were in line with the same prior year period as higher minesite sustaining capital expenditures1 during steady-state operations were offset by lower project capital expenditures1 following the successful ramp-up of underground operations in the fourth quarter of 2021.

BARRICK FIRST QUARTER 2022	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data

						For the three months ended

	3/31/22					12/31/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Tongon (89.7%)	35	2,036	1,667	1,803	4	50	1,494	1,205	1,301	2

Hemlo	31	1,727	1,503	1,982	13	35	1,770	1,481	1,938	15

Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].
c.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the first quarter of 2022 decreased by 30% compared to the prior quarter, mainly due to lower throughput, grades and recovery in line with the mine plan. This performance reflects the focus on open pit stripping in the first quarter of 2022. Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2022 were 36% and 38% higher, respectively, than the prior quarter, primarily driven by the impact of lower grades and recovery. All-in sustaining costs per ounce1 in the first quarter of 2022 increased by 39%, reflecting the increase in total cash costs per ounce1 and an increase in minesite sustaining capital expenditures1.

Hemlo, Ontario, Canada

Hemlo’s gold production in the first quarter of 2022 was 11% lower than the prior quarter due to lower tonnes processed. Importantly, underground tonnes mined has improved compared to the prior quarter, reflecting improvements in productivity. Cost of sales per ounce2 in the first quarter of 2022 decreased by 2%, while total cash costs per ounce1 increased by 1% compared to the prior quarter. In the first quarter of 2022, all-in sustaining costs per ounce1 increased by 2% compared to the prior quarter reflecting the increase in total cash costs per ounce1.

Porgera (47.5% basis), Papua New Guinea

On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.

The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. On April 7, 2022, one such definitive agreement, the Shareholders’ Agreement for the new Porgera joint venture company was signed by BNL’s affiliate, Porgera (Jersey) Limited, and the state-owned Kumul Minerals (Porgera) Limited, and is awaiting signature by MRE to take effect. This would clear the way for the incorporation of a new Porgera joint venture company and the application for a new SML, a condition of the Porgera mine’s reopening. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. The passage of this legislation marks an important step toward the reopening of the Porgera mine and satisfies one of the key obligations of the PNG Government under the Commencement Agreement. This legislation will come into effect following a certification and public notice process under PNG law.

Other definitive agreements, which remain to be concluded, include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for following its incorporation. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera continues to be excluded from our 2022 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 17 to the Financial Statements for more information.

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Other Mines - Copper

Summary of Operating and Financial Data

For the three months ended

	3/31/22					12/31/21
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb) [a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb) [a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures [b]

Lumwana	57	2.20	1.86	3.16	57	78	2.16	1.54	3.29	79

Zaldívar
(50%)	25	2.85	2.15	2.64	15	27	3.14	2.35	3.42	35

Jabal Sayid
(50%)	19	1.30	1.10	1.17	3	21	1.36	1.11	1.27	3

Total Copper	101	2.21	1.81	2.85	75	126	2.21	1.63	2.92	117

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].

Lumwana, Zambia

Copper production for Lumwana in the first quarter of 2022 was 27% lower than the prior quarter, mainly due to lower throughput and grades. This is in line with the mine plan, as we continued our focus on waste stripping to open up higher-grade areas. Cost of sales per pound2 in the first quarter of 2022 was 2% higher, mainly due to higher C1 cash costs per pound1 and partially offset by lower depreciation expense. C1 cash costs per pound1 in the first quarter of 2022 were 21% higher, mainly due to the impact of lower grades and higher mining costs per tonne. In the first quarter of 2022, all-in sustaining costs per pound1 decreased by 4% compared to the prior quarter, due to lower minesite sustaining capital expenditures1, partially offset by higher C1 cash costs per pound1.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the first quarter of 2022 was 7% lower than the prior quarter, mainly due to fewer tonnes stacked on the heap leach. Cost of sales per pound2 and C1 cash costs per pound1 were both 9% lower than the prior quarter, mainly due to lower maintenance and processing costs, partially offset by higher fuel and explosives costs. All-in sustaining costs per pound1 in the first quarter of 2022 decreased by 23% compared to the prior quarter, due to lower minesite sustaining capital expenditures1, combined with lower C1 cash costs per pound1.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the first quarter of 2022 was 10% lower compared to the prior quarter, reflecting lower grades, in line with our mine plan. Cost of sales per pound2 and C1 cash costs per pound1 for the first quarter of 2022 decreased by 4% and 1%, respectively, compared to the prior quarter, mainly due to lower operating costs in both the underground and processing operations. Cost of sales per pound2 further benefited from lower depreciation expense. All-in sustaining costs per pound1 in the first quarter of 2022 decreased by 8% compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures1 on a per pound basis and slightly lower C1 cash costs per pound1.

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Growth Project Updates

Goldrush Project, Nevada, USA

The public comment period for the Draft Environmental Impact Statement (“DEIS”) is now expected to occur in the second quarter of 2022. The Notice of Availability (“NOA”) briefing package has been through various stages of review by the Bureau of Land Management (“BLM”). The local and state BLM offices have now completed their review, and the NOA briefing package is now being reviewed by the federal BLM. After a satisfactory review, the NOA will be published in the Federal Register. This will begin the 45-day public comment period on the DEIS. Comments gathered during the public review of the DEIS will then be addressed in the Final Environmental Impact Study (“FEIS”) documents. We continue to expect the issuance of a Record of Decision (“ROD”) in the fourth quarter of 2022, which is reflected in the current mine plan.

Mine development and test stoping has continued in the Red Hill zone of Goldrush, where dewatering of the ore body is not required. Development of the multi-purpose drift (“MPD”) continues over the top of the Goldrush orebody to facilitate future underground drilling platforms.

Assembly continues on a modular dry facility just outside of the existing office and shop facility near the Cortez Hills Open Pit. Engineering work is progressing on ventilation raise #1, the materials handling system, and the underground backfill system. The drilling of test wells for the first three dewatering wells is scheduled to begin in the third quarter of 2022.

The headcount ramp-up at Goldrush continued and has increased to around 60% of a total planned workforce of approximately 230 people, with the recruitment of experienced miners being a key focus.

As at March 31, 2022, we have spent $302 million on a 100% basis (including $12 million in the first quarter of 2022) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital (until commercial production begins, which is expected in 2025), is anticipated to be slightly less than the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA6

Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We continue to expect commissioning in late 2022. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter haulage distances.

Construction activities continued in the first quarter of 2022, focusing on steel installation and construction of the station at the 2280 level. At March 31, 2022, shaft steel equipping reached 97% completion as measured by steel weight. Furthermore, the concrete and shotcrete slick line was successfully utilized for construction on the 2280 level material handling system. Construction of the changehouse began and continued for the additional main exhaust fan at First Shaft. The focus of the Third Shaft project will be the headframe refit and the 2280 material handling system during the second quarter of 2022.

As at March 31, 2022, we have spent $233 million (including $11 million in the first quarter of 2022) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic7

The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

Engineering design of the plant expansion is complete. Procurement has reached 98% and close to 70% of bulk materials are on-site or already installed.

Construction for the plant expansion is now 39% complete (from 26% as at December 31, 2021). Earthworks and civil concrete works were 86% and 77% complete, respectively, at the end of the first quarter of 2022. In addition, completion for steelwork has advanced to 23% and mechanical installation to 33%. Steelwork has progressed slower than expected due to the late delivery of materials. Construction plans are being adjusted to offset a later delivery schedule. We expect completion of the plant expansion by the end of 2022.

The social, environmental, and technical studies for additional tailings storage capacity continued to advance. The Government of Dominican Republic, through their process, has identified a select number of alternatives for further assessment. At the same time, Barrick conducted its own alternatives assessment, completed by a multi-disciplinary team of external subject matter experts from various independent consulting companies. Several sites were initially identified and after various screening phases, which considered environmental, social, and technical factors, potentially feasible sites were identified for further evaluation. These two separate assessments independently identified four alternative sites, of which two sites, located in the Sanchez Ramirez Province, would be put forward for further investigation. The final location and construction of the tailings storage facility would be subject to the completion of an Environmental and Social Impact Assessment (ESIA) in accordance with Dominican Republic legislation and international standards. Once completed, the ESIA would be submitted to the Government of Dominican Republic for evaluation and final decision.

Geotechnical drilling and site investigation is progressing as planned and at the end of the quarter, 41 of 128 holes were drilled with four rigs in operation. A geophysical survey is also underway and is approximately 30% complete. Resistivity work has been completed and the seismic refraction work will commence in the second quarter of 2022.

As of March 31, 2022, we have incurred $529 million (including $79 million in the first quarter of 2022) on the project (100% basis). The estimated capital cost of the project remains at approximately $1.4 billion (100% basis), but will be subject to change once the selection of a tailings storage facility site in consultation with the Government of the Dominican Republic, as well as detailed design and engineering, has been completed.

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Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick and is operated by Antofagasta. In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The project involved the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

During the first quarter of 2022, the project was successfully completed and handed over to the Zaldívar operations team. As of March 31, 2022, we have spent $186 million (including $6 million in the first quarter of 2022) compared to the estimated capital cost of approximately $189 million (100% basis). As construction of this project has been completed, it will no longer be separately reported in this section of the MD&A.

Veladero Phase 7 Leach Pad, Argentina

In November 2021, the Board of Minera Andina del Sol approved the Phase 7A leach pad construction project. Construction of Phase 7B will commence following the completion of Phase 7A, subject to approval by the board of Minera Andina del Sol. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation, impermeabilization, and pregnant leaching solution collection. Additionally, the north channel (non-contacted water management) will be extended along the leach pad facility.

Construction of Phase 7A progressed to 48% by the end of the first quarter of 2022. The first two sectors (of four) will be ready for ore stacking during the middle of 2022. The remaining two sectors are not required for production until 2023.

As of March 31, 2022, we have incurred $26 million (including $16 million in the first quarter of 2022) out of an estimated capital cost of $75 million (100% basis). Subject to approval by the board of Minera Andina del Sol, construction of Phase 7B is expected to commence in the fourth quarter of 2022. Early procurement of long lead items for Phase 7B will start in the second quarter of 2022.

Veladero Power Transmission, Chile-Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.

We have completed the construction of the Veladero Power Transmission project, which is expected to be energized in 2022, subject to final authorization. We have spent $52 million to complete the project (100% basis).

In March 2022, a Chilean trial court issued injunctions which, among other things, prohibited the administrative authority that oversees electric projects in Chile (the Coordinador Eléctrico Nacional, or “CNE”) from completing the procedures required to energize the Veladero Power Transmission Project. Compañía Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project, has appealed the trial court’s decision.

Exploration and Mineral Resource Management

The foundation of our exploration strategy starts with a deep organizational understanding that exploration is an investment and a value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on the Company’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short-to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs based upon that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects highlighted in the following section.

North America

Carlin, Nevada, USA8,9,10

At North Leeville, results from the 2021 resource delineation program have delivered a maiden inferred resource of 1.9 million tonnes at 11.5 g/t for 0.70 million ounces (on a 100% basis). The bulk of high-grade mineralization occurs in a 200 meter by 250 meter area, with significant growth opportunity along prospective northwest and north-northeast structures. New results returned in the first quarter of 2022 include 44.2 meters at 10.31 g/t Au in hole NLX-00011 that together with the previously reported 4.3 meters at 8.88 g/t Au and 7.8 meters at 26.03 g/t Au in hole NLX-00012 will further expand the inferred resource footprint. Resource delineation drilling will continue into 2022 to capture additional high-value ounces, while exploration drilling will test down-dip opportunities along interpreted feeder faults that remain untested for more than a kilometer of strike length.

At Ren, results from the 2021 resource delineation program have delivered a maiden resource of 50 thousand ounces in the indicated category (0.11 million tonnes at 14.40 g/t Au) and 1.2 million ounces in the inferred category (5.2 million tonnes at 7.3 g/t Au). New drilling at Ren focused on increasing confidence in the continuity of high grade mineralization in the JB Zone and extending the footprint to the south, as well as further testing the exploration upside on the western Corona Corridor. Three holes drilled to the south of the JB Zone intercepted 10.7 meters at 9.19 g/t Au in hole MRC-21013, 7.6 meters at 17.49 g/t Au in hole MRC-21014, as well as 12.2 meters at

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9.63 g/t Au and 14.0 meters at 5.25 g/t Au in hole MRC-21015. These intercepts are expected to further expand the inferred resource footprint. On the eastern side, mineralization remains unconstrained by drilling up to 800 meters to the south at East Banshee. Drilling on the western Corona Corridor also intercepted 10.7 meters at 10.22 g/t Au in hole MRC-21012, further expanding the mineralization, which remains open to the north, south and west. In addition, a metallurgical purposed hole (MRC-21016) completed in the JB Zone returned 36.6 meters at 13.95 g/t Au, confirming model expectation.

East of El Niño, exploration drilling intersected a new zone of mineralization. Assay results from discovery hole WSF-22001 returned 15.5 meters at 7.86 g/t Au in the down-dropped fault block three hundred meters east of the deposit. This fault block is part of a two-kilometer-wide untested graben that separates the El Niño and Ren deposits. Similar to these deposits, the intercept is hosted in the same Rodeo Creek stratigraphy with favorable intrusive activity and low angle structural complexity. Follow-up drilling is in progress to better define ore controls and assess size potential.

Cortez, Nevada, USA11

At the Cortez Hills underground mine, drill testing of a fertile fault and inferred feeder below the mine known as the Hanson Footwall target is ongoing. The previously reported intersections of 16.9 meters at 11.24 g/t Au in hole CMX 21-21012 and 22.6 meters at 23.07 g/t Au in hole CMX-21025 were followed up by two holes testing for continuity along strike. While both drill holes intersected favorable breccia and alteration in target lithology, the thicknesses of alteration were less than anticipated. Geological knowledge gained from these holes will be used to refine target geometry before testing continues.

Progress at Robertson continues with updated fault interpretations at Distal and refined alteration models at Gold Pan that are driving current exploration drilling strategy.

On the Swift property, an exploration earn-in joint venture for Nevada Gold Mines, an exploration framework core hole was completed to assess depth and alteration of favorable lower plate carbonate host rocks in an area of sparse drilling and strong surficial geochemistry. Lower plate carbonates were intersected, though only weak alteration and mineralization was defined. Structural and geochemical data obtained from the hole will be utilized for vectoring purposes to target additional framework holes starting in the second quarter of 2022.

Fourmile, Nevada, USA

Interpretive work continued in an area of strong geochemical anomalism at surface, north of the Mill Canyon stock, refining the location of fertile fault corridors tracking north from Fourmile. This work is based on interpretations from field mapping and an initial framework drillhole completed in 2021. A drill rig moved to site at the end of the first quarter of 2022 to continue a fence of holes to define the geological framework of the area and identify down dip extensions of fertile faults.

At Fourmile, interpretive work continued on the Dorothy breccia to better understand breccia formation and zonation leading to a better understanding of vectors to mineralization. This work will be utilized to target further follow-up drillholes planned to begin in the second quarter of 2022.

Turquoise Ridge, Nevada, USA

The 2022 exploration program at Turquoise Ridge is significantly larger than in recent years due to advances in geological understanding and the development of several new target ideas. Exploration work is spread across the district, drill testing multiple high potential concepts. Additional data consolidation and interpretive work has identified a new geochemical anomaly just southwest of the Mega deposit and along the legacy property boundary between the two mines. This target area, Fence Line, represents the strongest open anomaly in the district and is a high priority for the exploration team at Turquoise Ridge. Reverse circulation drilling is currently underway to define the extent of anomalism in the broad open area, and will be followed by core drilling as the program progresses during the year.

Hemlo, Canada12

Resource delineation and extension drilling continued with two drills in the western extension of the E Zone. The assay results from the last four surface holes drilled in the infill program in the fourth quarter of 2021 returned significant intercepts including W2117: 3.6 meters at 18.94 g/t Au, W2118: 4.8 meters at 19.62 g/t Au and W2119: 3.0 meters at 9.08 g/t Au, confirming the high-grade ore shoot delineated with 2020 drilling. The drillhole W2120 returned 2.90 meters at 5.69 g/t Au, confirming down dip and plunge continuity of mineralization. The current geological interpretation for the high-grade mineralization in the E Zone is associated with mineralized carbonate and quartz-carbonate veins that are hosted by pervasively carbonate and feldspar altered fine-grained volcaniclastic units.

On April 1, 2022, Barrick entered into a binding term sheet with Hemlo Explorers for an exploration earn-in agreement over a portion of their Pic property, covering 16,800 hectares. The Pic property covers the continuation of the Hemlo greenstone sequence, as it extends westward and northward from Hemlo, located just 20 kilometers to the southeast. Under the terms of the earn-in agreement, Barrick may earn up to an 80% interest in the property through various expenditure and milestone commitments over a six to eight year period.

Uchi Belt, Canada

On the South Uchi option with Kenorland Minerals in the east of the belt, a property wide till survey has been completed and results identified an anomalous Au-As train within the eastern half of the property package, coincident with the approximately 40 kilometer long As anomaly identified from legacy lake sediment data. Multiple barren grid lines to the immediate northeast, in the up-ice flow direction from the anomalous area, suggests that the source is proximal.

Analysis of LIDAR survey results flown over the three western properties in the fourth quarter of 2021 provided a geomorphology map, which will be used for planning till surveys when the weather allows in 2022.

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Latin America & Asia Pacific

Pueblo Viejo, Dominican Republic

An induced polarization survey has started at the Arroyo del Rey target, where we have previously identified multiple silica alteration events and rock chip samples with mineralization at surface, within a large geochemical footprint of 1.5 by 0.7 kilometers. The survey is expected to be completed in early April, with a follow up drilling campaign planned to start in the second quarter of 2022.

Adjacent to the Mejita pit, we have identified a prospective area, Mejita East, where there are encouraging indications of structurally controlled gold mineralization in a preserved block. A soil sampling grid was completed, confirming gold anomalism. All information has been compiled in an updated geological model, and drill testing is planned in the second quarter of 2022.

Ichuraya, Peru

Ongoing detailed geological mapping and sampling has identified a large intermediate sulphidation target related to a breccia-dome complex, with evidence of at least four magmatic events associated with a gold anomaly that extends over 1.5 kilometers at surface. Based on this work, additional prospective mining properties were secured at the Ichuraya project in Southern Peru.

We have commenced the drill permitting process for this target, which is anticipated to be granted in early 2023.

Pascua-Lama Project Area, Argentina and Chile

At Pascua, the review of the metallurgical results from the 5,537 meter metallurgical campaign remains ongoing. Initial results from bottle roll tests are being reviewed, and variability in data is being correlated to the underlying geology models. Flotation variability testwork results were received at the end of the first quarter of 2022, and are also being reviewed. Bottle roll tests are showing indicative results that portions of the orebody do recover well through direct cyanidation. However, preliminary flotation testwork also indicates that portions of the orebody may not be as amenable to flotation as previously expected. Geometallurgical modeling will continue with the current data into the second quarter of 2022, and preliminary conceptual scenario analyses will be conducted on possible mining and processing scenarios.

Exploration drilling at Pascua was suspended by a February 4, 2022 decision of the Chilean Supreme Court, which ruled that Barrick’s exploration activities are incompatible with the Temporary Closure Plan for the project, and that only closure-related activities may be conducted at the project going forward. Barrick is currently reviewing the impact of this decision and considering its next steps.

At Lama one drill rig has been deployed and an additional drill rig is planned to be added in the second quarter of 2022. Various Lama targets will be drill tested through a success-based campaign with an objective of discovery or elimination of the target from the resource triangle. All of this work is being conducted in conjunction with the Pascua-Lama and Veladero business plans to define additional mineralization that could grow the project and/or operation profile.

El Indio Belt, Argentina and Chile13

We continue with our efforts to identify the next generation of targets along the El Indio Belt, which extends over 120 kilometers along the Chile-Argentina border. We are currently delineating areas in both countries that will be drilled in the second half of 2022.

At Alturas-Del Carmen, work in the first quarter of 2022 continued on the Alturas project where the focus remains on testing structural controls within the system that could yield higher-grade controls and continuity in the larger framework of the deposit; along with a focus on metallurgical results, where preliminary data is suggesting higher variability than previously modeled. This work will continue into the second quarter of 2022, until winter weather conditions temporarily halt the drilling.

At Del Carmen, drilling at the Rojo Grande and Chibolita targets resumed in the first quarter of 2022 with one drill rig. Early drilling suggests that the controls to mineralization are different from those at Alturas, thus infill drilling is required to determine (or establish) the continuity of mineralization. Drilling will continue until the winter season.

All geological models, grade estimates and geometallurgical models will be updated and rebuilt during the second quarter and into the start of the third quarter of 2022 to inform a decision on next steps for the projects.

Results received from the first two holes drilled at Carmen Norte, located immediately to the north of the Rojo Grande target at Del Carmen, confirmed gold mineralization related to a high-sulphidation system (DDH-CN-01: 39 meters at 0.50 g/t Au), which opens up a new area with upside potential to add resources to the Alturas-Del Carmen project.

In Chile, we have completed drilling at the Azufreras target in the El Indio camp, where results show potential for breccia-hosted mineralization in the southern part of the target, with more than 45 meters of anomalous gold mineralization intersected. Drilling has also started at the Campanario target, where we have confirmed favorable widespread high-sulphidation style alteration, related to a large breccia-hosted oxidized system. Results are pending.

Veladero District, Argentina

Near the operation, we continue to progress the exploration of the N-S trend, where a large and poorly explored low sulphidation system holds potential to rapidly deliver quality ounces to the mine. Drilling is planned during the second quarter of 2022 to test continuity at depth and enable metallurgical test work.

At La Ortiga Norte, we have delineated one target with the potential to host an economic resource. Drilling is scheduled for the fourth quarter of 2022. Results received from two holes drilled at Zancarron, located 39 kilometers to the south of Veladero, confirms gold mineralization associated with vuggy silica and silicification, but grades are lower than anticipated. We continue to carry out delineation work to unveil the potential under post-mineral cover along trend and to the southeast.

El Quevar, Argentina

Delineation work was completed during the first quarter of 2022, resulting in the definition of four targets. We have completed access roads and drill pads to start drilling early in the second quarter. We expect to complete the initial

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framework drill campaign by the end of the second quarter of 2022.

Cerro Bayo, Argentina

Barrick and Latin Metals have entered an earn-in agreement that gives Barrick the right to earn-in to 85% of three properties covering more than 18,400 hectares of highly prospective ground in the Deseado Massif in the Santa Cruz district.

The project area has only been superficially explored to date, with numerous favorable indications of preserved paleo-surfaces and shallow epithermal features, such as hot springs and silica caps noted. Delineation and field work has commenced with the objective of developing drill targets later in 2022.

Porgera, Papua New Guinea

As discussed on page 31, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan

The Initial Evaluation phase has been extended by six months to August 31, 2022 to account for the inclusion of additional high potential properties, as well as pending analytical results from work programs comprised of geochemical sampling and geophysical gravity surveys and Covid-19 related travel restrictions. Virtual workshops reviewed and prioritized the entire portfolio of properties to design effective work programs. This will be further enhanced by field workshops planned for the second and third quarters of 2022.

Makapa Project, Guyana

Systematic geological and geochemical screening along a 60 kilometer zone of the Makapa-Kuribrong Shear Zone continues to support the interpretation of prospectivity beneath post-mineral sand cover. Two main prospective structural corridors have been defined over more than 8 kilometers of strike length. Encouragingly, multiple intrusions were identified near the main shear zone by a wide spaced air-core drilling program in the southern Potaro target which was at 88% progress by the end of the first quarter of 2022. Drilling is planned for the northern Apanachi target area in the second quarter of 2022.

Reunion Gold Strategic Alliance, Guiana Shield

Drilling continued on the NW Extension project in Suriname, and 30 drill holes have been completed to date on three drill fences. The purpose of the program is to geologically and geochemically screen the projection of interpreted structural corridors, similar to those associated with gold mineralization at the Rosebel gold deposit located 70 kilometers to the southeast. Favorably magnetized and sulphidized sediments, and quartz-tourmaline veining, has been intersected, which are similar hosts to mineralization at Rosebel. A strain corridor has also been intersected between the volcanics and sediments, further supporting the structural corridors previously interpreted from airborne magnetics. Analytical results from the first drill fence failed to record elevated gold or pathfinder elements. This program was suspended at the end of the first quarter due to the early onset of the wet season, and will resume when conditions permit, which is currently expected to be early in the third quarter of 2022.

Africa & Middle East

Bambadji, Senegal14

At the Kabewest target, drilling results continued to support the presence of coherent zones of high grade mineralization, demonstrated by strong new intercepts in KBWDH020 of 26.7 meters at 2.15 g/t Au, including 15.9 meters at 3.17 g/t Au; 49.8 meters at 2.46 g/t Au, including15.9 meters at 3.27 g/t Au; and 9.7 meters at 4.81 g/t Au. Although open at depth, the overall size of the high grade zones appears to be constrained, and drilling has now been paused to undertake a 3D induced polarization geophysical survey to support more effective targeting of additional larger mineralized zones within the wider Kabewest system.

Fatima is a new target which shows geological similarities to Kabewest, based on preliminary observations. First pass air core drill testing has returned encouraging results over two lines spaced 500 meters apart. The northern line intersected strong mineralization highlighted by: 21 meters at 3.01 g/t Au, including 6 meters at 8.12 g/t Au (FAAC004); and 29 meters at 3.17 g/t Au (FAAC006), including 9 meters at 8.62 g/t Au (ended in mineralization). The best result on the southern line was 9 meters at 1.29 g/ t Au, including 2 meters at 4.64 g/t Au (FAAC002). A framework drill program to progress this emerging target will be completed in the second quarter of 2022.

At Baqata Ridge, diamond drilling has commenced over a one kilometer strike length to build the geological framework of the target, which is characterized by high-grade quartz-carbonate-hematite-pyrite vein arrays within a tourminalized sandstone.

On the new Dalema permit, early stage exploration activities have commenced with auger drilling in the northern part of the permit to generate new targets, while a high resolution airborne magnetic survey is planned in the second quarter of 2022 over the entire tenement to refine the geological architecture within the prospective Faleme volcanic domain.

Loulo-Gounkoto, Mali15

At Yalea Ridge, drilling has continued with the aim of defining the extent and continuity of the mineralized system, within which the highest gold grades are associated with sheeted quartz veinlets and hematite-quartz stockwork veins. Results have continued to support the potential of zones with higher vein densities being amenable to open pit mining. A full geological model update will follow the completion of the current drilling program.

Drilling to the north of the previously mined P129 satellite deposit has defined mineralization over a 600 meter strike length. The grade is variable with several significant intercepts: 7 meters at 5.66 g/t Au (P129AC0046), 4 meters at 2.63 g/t Au (P129RC103), 7 meters at 9.28 g/t Au (P129RC92) and 8 meters at 1.19 g/t Au (P129RC91). The next step is to improve the understanding of the geological controls on the high-grade mineralization and to assess the target as a satellite opportunity early in the second quarter of 2022.

At the Faraba Complex, an updated block model and pit optimization incorporating all drill results from the first quarter of 2022 shows potential for growth of the economic in-pit mineralization outside the 2021 mineral resource base. Consequently, further resource definition and conversion drilling will be completed during the second and third quarters of 2022, targeting a significant contribution towards the replacement of annual depletion.

BARRICK FIRST QUARTER 2022	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

At Gounkoto DB1, follow up drilling has focused on the high grade footwall zone intersected in the fourth quarter of 2021. Modeling of drill results indicated a south plunging and concealed zone of high-grade mineralization controlled by the interaction of a folded shear zone and the Gounkoto Domain Boundary structure (“GKDB”) hosted in fine sediments. This model indicates significant potential for other concealed high grade targets along the greater than 4 kilometer strike of the GKDB, which previous drilling would not have effectively tested. Additional drilling will be carried out to test the continuity of the high-grade zone and work programs commenced to identify other similar targets in the second quarter of 2022.

Tongon, Côte d’Ivoire16

At Seydou North, four additional high-grade shoots have been identified with results including 19 meters at 7.20 g/t Au (SNRC283) and 12 meters at 4.95 g/t Au (SNRC112). Infill resource conversion drilling of the previously defined main shoot is complete with strong results including 28 meters at 8.19 g/t Au from SNRC067 and 26 meters at 8.53 g/t Au from SNRC247. The new data has been integrated within an updated block model and pit optimization, which are expected to further extend the Tongon life of mine and contribute to resource expansion.

Along the fertile Stabilo Trend, multiple targets within 15 kilometers of Tongon continue to be advanced. At Koro A2, drilling has defined mineralization over 300 meters of strike with significant results, including 44 meters at 1.46 g/t Au (KORC011). The system is open to the north-northeast where auger drilling is in progress to further refine strike extension potential.

Kibali, Democratic Republic of Congo

At Kalimva, a program designed to test the underground opportunity below the open pit is in progress (4 of 19 holes completed). The mineralized system was successfully intersected in two holes, measuring up to 100 meters thick (downhole), with expected mineralized zones supporting extension of mineralization 300 meters below previous drilling, the results of which are pending.

At Kolapi, the first phase of drilling was completed to test open-pit potential along a 1.6 kilometer section of the KZ structure between the Oere and Mofu pits. Observations and results from drilling are supporting the continuity of the Oere system to the south.

At Makoro, field mapping has defined a northwest trending shear corridor extending more than three kilometers strike length, correlating with gold in soil anomalism and localized high grade lithosamples. Current work is focusing on refining the geological model and defining targets for follow up.

North Mara and Bulyanhulu, Tanzania

At North Mara, re-logging of historical drill holes and a reassessment of geological models has identified multiple targets in a similar setting to the mineralization at Gokona and Gena. These targets will be prioritized against others in the portfolio for follow-up drill testing in the second quarter of 2022.

At Ochuna, located 45 kilometers west of Rama, geochemical soil sampling is in progress to assess the potential for a cluster of Rama-style intrusive targets within a five kilometer corridor.

At Bulyanhulu, Phase 1 reverse circulation drilling was completed, testing the structural repetition of Reef 2 on the northeast limb of a regional scale synformal fold. Drilling intersected the expected geologic sequence, validating the geological model, but returned only anomalous results. A drill program to test the equivalent interpreted Reef 1 and Itetemia trends is currently being designed.

Regional Exploration, Tanzania

Mapping and sampling within the Maji Moto block has identified several multi-kilometer scale prospective structures and the completion of an updated regolith interpretation will add key context to planned geochemical sampling programs to be executed in the second quarter of 2022. Meanwhile, airborne geophysics surveys over the four other regional projects (Itongo, Ndalilo, Nzega North and South) are planned to commence in the second quarter of 2022.

Egypt, Regional Exploration

In Egypt, our team has been active carrying out initial geological assessments of our licenses. Fieldwork is successfully validating areas of interest identified during the license selection process and the first-year work program is being designed to rapidly identify and prioritize targets for testing.

Lumwana

Drilling at the Lubwe target has intersected thick zones (greater than 100 meters in most cases) of low-grade ore schist with higher grade inclusions, which has extended the Lubwe potential resource a further one kilometer to the north. Structural complexity within the Lubwe area supports the opportunity for additional near surface mineralization through fault offsets and potential for structurally controlled zones of mineralization, which may contain higher grades.

Drilling will commence shortly on the other three Lumwana prospects in the northwest of the concession –Kamaranda, Kababisa and Kamaranda Northwest. All of these prospects have the potential to be large tonnage additions to the life of mine.

BARRICK FIRST QUARTER 2022	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended

	3/31/22	12/31/21	3/31/21
Gold

000s oz sold[a]	993	1,234	1,093

000s oz produced[a]	990	1,203	1,101

Market price ($/oz)	1,877	1,795	1,794

Realized price ($/oz)[b]	1,876	1,793	1,777

Revenue	2,511	2,977	2,641

Copper

millions lbs sold[a]	113	113	113

millions lbs produced[a]	101	126	93

Market price ($/lb)	4.53	4.40	3.86

Realized price ($/lb)[b]	4.68	4.63	4.12

Revenue	287	263	256

Other sales	55	70	59

Total revenue	2,853	3,310	2,956

a.	On an attributable basis.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

Q1 2022 compared to Q4 2021

In the first quarter of 2022, gold revenues decreased by 16% compared to the fourth quarter of 2021, primarily due to lower sales volume, partially offset by a higher realized gold price1. The average market price for the three month period ended March 31, 2022 was $1,877 per ounce, a 5% increase versus the $1,795 per ounce average in the prior quarter. During the first quarter of 2022, the gold price ranged from $1,780 per ounce to $2,070 per ounce, and closed the quarter at $1,942 per ounce. Gold prices in the first quarter of 2022 continued to be volatile and were impacted by economic and geopolitical concerns as a result of the invasion of Ukraine by Russia, the emergence of new variants of Covid-19, as well as uncertainty related to reductions in fiscal and monetary stimulus measures that were put in place by governments and central banks worldwide during the pandemic. In particular, economic and geopolitical concerns have led to an increase in investor interest in gold, with global ETF holdings increasing in the first quarter of 2022 after declining in 2021.

In the first quarter of 2022, gold production on an attributable basis was 213 thousand ounces lower than the prior quarter, primarily at Carlin and Cortez following the depletion of stockpiled higher grade underground ore that was processed in the fourth quarter of 2021 after the mechanical mill failure at the Goldstrike roaster in the second quarter of 2021. To a lesser extent, production was also lower at Kibali and Turquoise Ridge due to planned maintenance, and at Tongon (included in the Other category above) due to mine sequencing.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2022 compared to Q4 2021

Copper revenues in the first quarter of 2022 increased by 9% compared to the prior quarter, primarily due to a higher realized copper price1. The average market price in the first quarter of 2022 was $4.53 per pound, marking an all-time high quarterly average price and representing an increase of 3% from the quarterly average of $4.40 per pound in the prior quarter. The realized copper price1 in the first quarter of 2022 was higher than the market copper price due to the impact of positive provisional pricing adjustments, similar to the prior quarter. During the first quarter of 2022, the copper price traded in a range of $4.29 per pound to an all-time high of $4.92 per pound, and closed the quarter at $4.69 per pound. Copper prices in the first quarter of 2022 traded at historically high levels due to strong demand as the global economy continues its recovery from the interruptions caused by the pandemic, low levels of stockpiles, and supply constraints. Expectations for increases in copper demand from infrastructure spending and the transition to a low-carbon global economy also continue to have a positive impact on copper demand and consequently, prices.

Attributable copper production in the first quarter of 2022 was 25 million pounds lower compared to the prior quarter due to lower throughput and lower grades at Lumwana as per the mine plan.

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, gold revenues decreased by 5% compared to the same prior year period, primarily due to a decrease in sales volume, partially offset by an increase in the realized gold price1. The average market price for the three month period ended March 31, 2022 was $1,877 per ounce versus $1,794 per ounce for the same prior year period.

BARRICK FIRST QUARTER 2022	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, attributable gold production was 111 thousand ounces lower than the same prior year period, primarily as a result of lower grades processed at Pueblo Viejo and Loulo-Gounkoto, planned maintenance at Turquoise Ridge, and the end of mining at Buzwagi (included in the Other category above) as the operation transitioned into closure in the third quarter of 2021.

Copper revenues for the three month period ended March 31, 2022 increased by 12% compared to the same prior year period, primarily due to a higher realized copper price1. In the first quarter of 2022, the realized copper price1 was higher than the market copper price due to positive provisional pricing adjustments, similar to the same prior year period.

Attributable copper production for the three month period ended March 31, 2022 increased by 8 million pounds compared to the same prior year period, primarily due to higher grades at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended

	3/31/22	12/31/21	3/31/21
Gold

Site operating costs	1,068	1,157	1,020

Depreciation	419	512	454

Royalty expense	88	93	93

Community relations	7	9	4
Cost of sales	1,582	1,771	1,571

Cost of sales ($/oz)[a]	1,190	1,075	1,073

Total cash costs ($/oz)[b]	832	715	716

All-in sustaining costs ($/oz)[b]	1,164	971	1,018
Copper

Site operating costs	83	63	65

Depreciation	38	43	48

Royalty expense	32	28	23

Community relations	1	0	0
Cost of sales	154	134	136

Cost of sales ($/lb)[a]	2.21	2.21	2.11

C1 cash costs ($/lb)[b]	1.81	1.63	1.60

All-in sustaining costs ($/lb)[b]	2.85	2.92	2.26

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

Q1 2022 compared to Q4 2021

In the first quarter of 2022, gold cost of sales on a consolidated basis was 11% lower compared to the fourth quarter of 2021, mainly due to lower sales volume. Our 45% interest in Kibali is equity accounted, and therefore the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and these were 11% and 16% higher, respectively, than the prior quarter. This was mainly due to the impact of lower sales volumes, given that a significant proportion of our costs are fixed in nature, combined with higher prices of fuel, energy and other consumables due to inflationary pressures.

In the first quarter of 2022, gold all-in sustaining costs per ounce1, which also include our proportionate share of equity method investees, increased by 20% compared to the prior quarter. This was primarily due to higher total cash costs per ounce1 as discussed above, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

In the first quarter of 2022, copper cost of sales on a consolidated basis was 15% higher compared to the prior quarter, mainly due to higher sales volume at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1 include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 was in line with the same prior period, primarily due to lower depreciation expense, partially offset by higher C1 cash

BARRICK FIRST QUARTER 2022	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

costs per pound1. C1 cash costs per pound1 increased by 11% compared to the prior quarter mainly due to lower planned grades at Lumwana, as the mine continued to focus on capitalized waste stripping to open up higher-grade mining areas and allow for future production growth over the five-year outlook.

In the first quarter of 2022, copper all-in sustaining costs1 per pound, which also include our proportionate share of equity method investees, were 2% lower than the prior quarter, primarily reflecting lower minesite sustaining capital expenditures1 mainly due to the purchase of new mining equipment at Lumwana occurring in the prior quarter, partially offset by higher C1 cash costs per pound1.

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, gold cost of sales on a consolidated basis was 1% higher than the same prior year period, primarily due to higher site operating costs resulting from higher fuel, energy, labor and other consumable prices due to inflationary pressures. This was partially offset by lower sales volumes. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1 include our proportionate share of cost of sales at our equity method investees and these were 11% and 16% higher, respectively, compared to the same prior year period. This was due to lower sales volumes, given that a significant proportion of our costs are fixed in nature, combined with higher prices of fuel, energy and other consumables due to inflationary pressures, as described above.

For the three month period ended March 31, 2022, gold all-in sustaining costs per ounce1 increased by 14% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

For the three month period ended March 31, 2022, copper cost of sales on a consolidated basis was 13% higher than the same prior year period, primarily due to higher site operating costs due to the inflationary pressures described above, combined with higher royalty expense as a result of a higher realized copper price1. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1 include our proportionate share of cost of sales at our equity method investees, and these increased by 5% and 13%, respectively, due to lower planned grades at Lumwana, as the mine continued to focus on capitalized waste stripping to open up higher-grade mining areas and allow for future production growth over the five-year outlook.

For the three month period ended March 31, 2022, copper all-in sustaining costs per pound1 was 26% higher than the same prior year period primarily reflecting higher C1 cash costs per pound1, combined with higher minesite sustaining capital expenditures1.

Capital Expendituresa

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21
Minesite sustaining[b,c]	420	431	405

Project capital expenditures[b,d]	186	234	131

Capitalized interest	5	4	3

Total consolidated capital expenditures	611	669	539

Attributable capital expenditures[e]	478	552	424

a.	These amounts are presented on a cash basis.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Includes both minesite sustaining and mine development.
d.	Project capital expenditures[1] are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	These amounts are presented on the same basis as our guidance.

Q1 2022 compared to Q4 2021

In the first quarter of 2022, total consolidated capital expenditures on a cash basis were 9% lower than the fourth quarter of 2021 due to a decrease in both project capital expenditures1 and to a lesser extent, minesite sustaining capital expenditures1. The decrease in project capital expenditures1 of 21% primarily relates to lower expenditure on the plant expansion and mine life extension project at Pueblo Viejo as well as the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, partially offset by higher expenditures from the Nevada Gold Mines solar power plant project. Slightly lower minesite sustaining capital expenditures1 of 3% compared to the prior quarter were mainly due to the purchase of new mining equipment at Lumwana occurring in the prior quarter and the timing of expenditures at North Mara. This was partially offset by higher capitalized waste stripping at the Gounkoto open pit.

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, total consolidated capital expenditures on a cash basis increased by 13% compared to the same prior year period. This was primarily due to higher project capital expenditures1, including for the Pueblo Viejo plant expansion and mine life extension project, the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, as well as the solar power plant project at Nevada Gold Mines. This was combined with slightly higher minesite sustaining capital expenditures1 due to increased capitalized waste stripping at Cortez as well as underground equipment purchases and process efficiency related projects at Turquoise Ridge, partially offset by lower capitalized stripping at Veladero and reduced underground development at Loulo-Gounkoto.

BARRICK FIRST QUARTER 2022	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

General and Administrative Expenses

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21

Corporate administration	30	32	28

Share-based compensation[a]	24	7	10

General & administrative expenses	54	39	38

a.	Based on a US$24.53 share price as at March 31, 2022 (December 31, 2021: US$19.00 and March 31, 2021: US$20.34).

Q1 2022 compared to Q4 2021

In the first quarter of 2022, general and administrative expenses increased by $15 million compared to the fourth quarter of 2021, primarily driven by higher share-based compensation due to a greater increase in our share price during the current quarter compared to the prior quarter.

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, general and administrative expenses increased by $16 million, mainly due to higher share-based compensation resulting from an increase in our share price during the current quarter compared to a decrease in the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21
Global exploration and evaluation	27	35	28

Project costs:

Pascua-Lama	14	16	10

Other	13	11	6

Corporate development	3	8	1

Global exploration and evaluation and project expense	57	70	45

Minesite exploration and evaluation	10	12	16

Total exploration, evaluation and project expenses	67	82	61

Q1 2022 compared to Q4 2021

Exploration, evaluation and project expenses for the first quarter of 2022 decreased by $15 million compared to the fourth quarter of 2021. This was primarily due to lower global exploration and evaluation expenses, mainly due to the impact of winter on the timing of drill programs at Nevada Gold Mines. This was combined with lower corporate development costs mainly due to expenses related to certain corporate transactions occurring in the prior quarter.

Q1 2022 compared to Q1 2021

Exploration, evaluation and project expenses for the three month period ended March 31, 2022 was $6 million higher than the same prior year period, mainly due to higher project costs, mainly associated with our projects in the Latin America region, partially offset by lower minesite exploration and evaluation costs at Loulo-Gounkoto.

Finance Costs, Net

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21
Interest expense[a]	91	90	88

Accretion	12	10	10

Interest capitalized	(5)	(5)	(3)

Other finance costs	1	1	1

Finance income	(11)	(12)	(9)

Finance costs, net	88	84	87

a.

For the three months ended March 31, 2022, interest expense includes approximately $8 million of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (December 31, 2021: $9 million and March 31, 2021: $9 million).

Q1 2022 compared to Q4 2021

In the first quarter of 2022, finance costs, net were 5% higher than the prior quarter. There were no significant movements within finance costs, net.

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, finance costs, net were in line with the same prior year period. There were no significant movements within finance costs, net.

Additional Significant Statement of Income Items

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21
Impairment charges (reversals)	2	14	(89)

Loss (gain) on currency translation	3	13	4

Other expense (income)	(11)	(130)	19

Impairment Charges (Reversals)

Q1 2022 compared to Q4 2021

In the first quarter of 2022, net impairment charges were $2 million compared to $14 million in the prior quarter. There were no significant impairment charges or reversals in the current quarter. The impairment charges in the prior quarter related to miscellaneous assets.

Q1 2022 compared to Q1 2021

For the three month period ended March 31, 2022, net impairment charges were $2 million compared to net impairment reversals of $89 million in the same prior year period. There were no significant impairment charges or reversals in the current quarter. Net impairment reversals in the first quarter of 2021 mainly related to the impairment reversal of Lagunas Norte resulting from the agreement to sell our 100% interest to Boroo Pte Ltd.

Loss (Gain) on Currency Translation

Q1 2022 compared to Q4 2021

Loss on currency translation in the first quarter of 2022 was $3 million compared to $13 million in the prior quarter. The losses in both quarters relate primarily to unrealized foreign currency losses from the Zambian kwacha and the Argentine peso. In the current quarter, this was partially offset by gains from the Chilean peso. Fluctuations in these currencies versus the US dollar impact our local currency denominated value-added tax receivable balances.

BARRICK FIRST QUARTER 2022	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q1 2022 compared to Q1 2021

Loss on currency translation in the first quarter of 2022 was $3 million compared to $4 million in the same prior year period. The losses in both the current quarter and the same prior year period primarily relate to unrealized foreign currency losses from the Argentine peso. The current quarter was further impacted by the depreciation of the Zambian kwacha, partially offset by the appreciation of the Chilean peso. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable balances.

Other Expense (Income)

Q1 2022 compared to Q4 2021

In the first quarter of 2022, other income decreased by $119 million compared to the prior quarter. Other income in the first quarter of 2022 mainly relates to insurance proceeds received in relation to the claim for the mechanical mill failure at the Goldstrike roaster of $22 million, partially offset by care and maintenance expenses at Porgera. In the fourth quarter of 2021, other income of $130 million mainly relates to a gain on the sale of Lone Tree of $205 million, partially offset by a $25 million litigation settlement, $21 million of supplies obsolescence at Buzwagi, as well as care and maintenance expenses at Porgera.

Q1 2022 compared to Q1 2021

For the three months ended March 31, 2022, other income was $11 million compared to an expense of $19 million in the same prior year period. Other income in the first quarter of 2022 mainly relates to insurance proceeds received in relation to the claim for the mechanical mill failure at the Goldstrike roaster of $22 million, partially offset by care and maintenance expenses at Porgera. For the three month period ended March 31, 2021, other expense primarily related to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments.

Income Tax Expense

Income tax expense was $301 million in the first quarter of 2022. The unadjusted effective income tax rate in the first quarter of 2022 was 30% of income before income taxes.

The underlying effective income tax rate on ordinary income in the first quarter of 2022 was 29% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In the first quarter of 2022, we recorded $20 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK FIRST QUARTER 2022	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 3/31/22	As at 12/31/21
Total cash and equivalents	5,887	5,280

Current assets	3,128	2,969

Non-current assets	38,291	38,641

Total Assets	47,306	46,890

Current liabilities excluding short-term debt	2,233	2,071

Non-current liabilities excluding long-term debt[a]	7,303	7,362

Debt (current and long-term)	5,144	5,150

Total Liabilities	14,680	14,583

Total shareholders’ equity	24,175	23,857

Non-controlling interests	8,451	8,450

Total Equity	32,626	32,307

Total common shares outstanding (millions of shares)	1,779	1,779

Debt, net of cash	(743)	(130)

Key Financial Ratios:
Current ratio[b]	4.01:1	3.95:1

Debt-to-equity[c]	0.16:1	0.16:1

a.	Non-current financial liabilities as at March 31, 2022 were $5,574 million (December 31, 2021: $5,578 million).
b.	Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2022 and December 31, 2021.
c.	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2022 and December 31, 2021.

Balance Sheet Review

Total assets were $47.3 billion at March 31, 2022, approximately $0.4 billion higher than December 31, 2021, primarily reflecting the strong cash flow from operating activities, dividends from equity method investments and investment sales.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at March 31, 2022 were $14.7 billion, which was slightly higher than total liabilities at December 31, 2021. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Shareholders’ Equity

4/26/2022	Number of shares
Common shares	1,779,356,248

Stock options	—

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, share buybacks and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the first quarter of 2022, our cash balance benefited from strong cash flow from operating activities, dividends from equity method investments and investment sales. Cash continues to exceed debt as at March 31, 2022.

Total cash and cash equivalents as at March 31, 2022 were $5.9 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at March 31, 2022, our total debt was $5.1 billion (debt, net of cash and equivalents was negative $743 million) and our debt-to-equity ratio was 0.16:1. This compares to total debt as at December 31, 2021 of $5.2 billion (debt, net of cash and equivalents was negative $130 million), and a debt-to-equity ratio of 0.16:1.

Uses of cash for the remainder of 2022 include capital commitments of $581 million and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $1,400 to $1,700 million during the remainder of the year, based on our guidance range on page 36. For the remainder of 2022, we have contractual obligations and commitments of $704 million for supplies and consumables. In addition, we have $290 million in interest payments and other amounts as detailed in the table on page 74. As discussed on page 31, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares and a performance dividend that may result in a higher dividend based on the closing cash, net of debt position each quarter. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a

BARRICK FIRST QUARTER 2022	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

strategic partnership; issuance of long-term debt securities in the public markets or to private investors; and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). Both Moody’s and S&P rate Barrick’s outstanding long-term debt as investment grade. In March 2022, S&P upgraded Barrick’s long-term corporate credit rating to BBB+ from BBB, with a stable outlook. This follows a similar upgrade to Baa1 by Moody’s in October 2020. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was negative 0.02:1 as at March 31, 2022 (0.00:1 as at December 31, 2021).

Summary of Cash Inflow (Outflow)

($ millions)		For the three months ended

	3/31/22	12/31/21	3/31/21
Net cash provided by operating activities	1,004	1,387	1,302

Investing activities

Capital expenditures	(611)	(669)	(539)

Investment sales (purchases)	260	(46)	0

Divestitures	0	8	0

Dividends received from equity method investments	359	306	126

Other	1	14	5

Total investing inflows (outflows)	9	(387)	(408)

Net change in debt[a]	(6)	(5)	(13)

Dividends[b]	(178)	(159)	(158)

Return of Capital	0	(250)	0

Net disbursements to non-controlling interests	(267)	(363)	(259)

Other	45	14	21

Total financing outflows	(406)	(763)	(409)

Effect of exchange rate	0	0	(1)

Increase in cash and equivalents	607	237	484

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.	For the three months ended March 31, 2022, we declared and paid dividends per share in US dollars totaling $0.10 (December 31, 2021: declared and paid $0.09; March 31, 2021: declared and paid $0.09).

Q1 2022 compared to Q4 2021

In the first quarter of 2022, we generated $1,004 million in operating cash flow, compared to $1,387 million in the prior quarter. The decrease of $383 million was primarily due to lower gold sales volumes, higher total cash costs/C1 cash costs per ounce/pound1, and higher cash taxes paid. This was combined with an unfavorable movement in working capital, mainly other current assets and inventory, partially offset by a favorable movement in accounts receivable. Operating cash flow was positively impacted by higher realized gold and copper prices1 and lower interest paid as a result of the timing of semi-annual interest payments on our bonds.

Cash inflows from investing activities in the first quarter of 2022 were $9 million compared to cash outflows of $387 million in the prior quarter. The increase of

$396 million was primarily due to proceeds received from investment sales, including the sale of shares of Skeena Resources Ltd and Endeavour Mining. This was combined with lower capital expenditures and higher dividends received from equity method investments, in particular Kibali, during the current quarter.

Net financing cash outflows for the first quarter of 2022 amounted to $406 million, compared to $763 million in the prior quarter. The decrease of $357 million is primarily due to the payment of the last $250 million tranche of a $750 million return of capital distribution in 2021 occurring in the same prior year period. This was combined with lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines.

Q1 2022 compared to Q1 2021

In the first quarter of 2022, we generated $1,004 million in operating cash flow, compared to $1,302 million in the same prior year period. The decrease of $298 million was primarily due to lower gold sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. This was combined with an unfavorable movement in working capital, mainly other current assets, partially offset by a favorable movement in accounts payable. Operating cash flow was positively impacted by higher realized gold and copper prices1.

Cash inflows from investing activities in the first quarter of 2022 were $9 million compared to cash outflows $408 million in the same prior year period. The increase of $417 million was primarily due to proceeds received from investment sales, including the sale of shares of Skeena Resources Ltd and Endeavour Mining. This was combined with higher dividends received from equity method investments, in particular Kibali, partially offset by higher capital expenditures during the current quarter.

Net financing cash outflows for the first quarter of 2022 amounted to $406 million, compared to $409 million in the same prior year period. The decrease of $3 million is primarily due to higher repayments received from the Pueblo Viejo shareholder loan, partially offset by higher dividends paid, reflecting Barrick’s continued strong financial performance.

BARRICK FIRST QUARTER 2022	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 3/31/22

	2022	2023	2024	2025	2026	2027 and thereafter	Total
Debt[a]

Repayment of principal	0	0	0	12	47	5,050	5,109

Capital leases	11	11	5	4	4	25	60

Interest	290	308	307	307	305	3,836	5,353

Provisions for environmental rehabilitation[b]	183	177	102	96	145	1,929	2,632

Restricted share units	9	11	1	0	0	0	21

Pension benefits and other post-retirement benefits	3	4	4	4	4	41	60

Purchase obligations for supplies and consumables[c]	704	178	149	142	141	454	1,768

Capital commitments[d]	581	22	0	0	0	0	603

Social development costs[e]	16	14	12	7	7	49	105

Other obligations[f]	1	22	22	22	22	384	473

Total	1,798	747	602	594	675	11,768	16,184

a.

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2022. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs - Includes a commitment of $14 million in 2027 and thereafter, related to the funding of a power transmission line in Argentina.
f.	Other obligations includes the Pueblo Viejo JV partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK FIRST QUARTER 2022	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2022	2021	2021	2021	2021	2020	2020	2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	2,853	3,310	2,826	2,893	2,956	3,279	3,540	3,055

Realized price per ounce – gold[b]	1,876	1,793	1,771	1,820	1,777	1,871	1,926	1,725

Realized price per pound – copper[b]	4.68	4.63	3.98	4.57	4.12	3.39	3.28	2.79

Cost of sales	1,739	1,905	1,768	1,704	1,712	1,814	1,927	1,900

Net earnings	438	726	347	411	538	685	882	357

Per share (dollars)[c]	0.25	0.41	0.20	0.23	0.30	0.39	0.50	0.20

Adjusted net earnings[b]	463	626	419	513	507	616	726	415

Per share (dollars)[b,c]	0.26	0.35	0.24	0.29	0.29	0.35	0.41	0.23

Operating cash flow	1,004	1,387	1,050	639	1,302	1,638	1,859	1,031

Consolidated capital expenditures[d]	611	669	569	658	539	546	548	509

Free cash flow[b]	393	718	481	(19)	763	1,092	1,311	522

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with rising gold and copper prices, has resulted in stronger operating cash flows. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.

These same fundamentals have also driven higher net earnings in recent quarters. Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest of the mine to Boroo.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2021 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2022	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial performance measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2022	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/22	12/31/21	3/31/21
Net earnings attributable to equity holders of the Company	438	726	538

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	2	14	(89)

Acquisition/disposition (gains) losses[b]	(2)	(198)	(3)

Loss on currency translation	3	13	4

Significant tax adjustments[c]	17	(29)	47

Other expense adjustments[d]	13	36	11

Tax effect and non-controlling interest[e]	(8)	64	(1)

Adjusted net earnings	463	626	507

Net earnings per share[f]	0.25	0.41	0.30

Adjusted net earnings per share[f]	0.26	0.35	0.29

a.

For the three month period ended March 31, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

b.

There were no significant acquisition/disposition gains or losses for the three months ended March 31, 2022. Acquisition/disposition gains for the three month period ended December 31, 2021 primarily relate to the gain on the divestiture of Lone Tree.

c.

For the three month period ended December 31, 2021, significant tax adjustments mainly relate to the impacts of the South Arturo asset exchange, foreign currency translation gains and losses on tax balances, and the recognition/derecognition of our deferred taxes in various jurisdictions. For the three months ended March 31, 2021, significant tax adjustments primarily relate to the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended December 31, 2021 was further impacted by a $25 million litigation settlement.

e.

Tax effect and non-controlling interest for the three month period ended March 31, 2022 primarily relates to other expense adjustments, while tax effect and non- controlling interest for the three month period ended December 31, 2021 mainly relates to acquisition/disposition gains.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21
Net cash provided by operating activities	1,004	1,387	1,302

Capital expenditures	(611)	(669)	(539)

Free cash flow	393	718	763

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2022	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

		For the three months ended

($ millions)	3/31/22	12/31/21	3/31/2021
Minesite sustaining capital expenditures	420	431	405
Project capital expenditures	186	234	131
Capitalized interest	5	4	3

Total consolidated capital expenditures	611	669	539

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended
	Footnote	3/31/22	12/31/21	3/31/21
Cost of sales applicable to gold production		1,582	1,771	1,571

Depreciation		(419)	(512)	(454)

Cash cost of sales applicable to equity method investments		51	52	59

By-product credits		(55)	(70)	(59)

Realized (gains) losses on hedge and non-hedge derivatives		0	0	0

Non-recurring items	a	0	0	0

Other	b	(1)	(7)	(33)
Non-controlling interests	c	(331)	(351)	(302)
Total cash costs		827	883	782
General & administrative costs		54	39	38

Minesite exploration and evaluation costs	d	10	12	16

Minesite sustaining capital expenditures	e	420	431	405

Sustaining leases		9	13	13

Rehabilitation - accretion and amortization (operating sites)	f	11	12	11

Non-controlling interest, copper operations and other	g	(176)	(191)	(154)
All-in sustaining costs		1,155	1,199	1,111
Global exploration and evaluation and project expense	d	57	70	45

Community relations costs not related to current operations		0	0	0

Project capital expenditures	e	186	234	131

Non-sustaining leases		0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	3	2	3

Non-controlling interest and copper operations and other	g	(58)	(71)	(42)
All-in costs		1,343	1,434	1,248
Ounces sold - equity basis (000s ounces)	h	993	1,234	1,093
Cost of sales per ounce	i,j	1,190	1,075	1,073
Total cash costs per ounce	j	832	715	716

Total cash costs per ounce (on a co-product basis)	j,k	869	753	746
All-in sustaining costs per ounce	j	1,164	971	1,018

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,201	1,009	1,048
All-in costs per ounce	j	1,353	1,162	1,144

All-in costs per ounce (on a co-product basis)	j,k	1,390	1,200	1,174

a.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three month period ended March 31, 2022 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021, which all are producing incidental ounces, of $3 million (December 31, 2021: $7 million; March 31, 2021: $24 million).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $476 million for the three month period ended March 31, 2022 (December 31, 2021: $527 million and March 31, 2021: $462 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi up until the third quarter of 2021. Refer to Note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 70 of this MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 69 of this MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

BARRICK FIRST QUARTER 2022	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the three months ended

Non-controlling interest, copper operations and other	3/31/22	12/31/21	3/31/21
General & administrative costs	(13)	(4)	(6)

Minesite exploration and evaluation expenses	(3)	(2)	(7)

Rehabilitation - accretion and amortization (operating sites)	(3)	(3)	(3)

Minesite sustaining capital expenditures	(157)	(182)	(138)
All-in sustaining costs total	(176)	(191)	(154)
Global exploration and evaluation and project expense	(4)	(6)	(1)

Project capital expenditures	(54)	(65)	(41)
All-in costs total	(58)	(71)	(42)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $3 million for the three month period ended March 31, 2022 (December 31, 2021: $7 million and March 31, 2021: $5 million); Golden Sunlight of $nil for the three month period ended March 31, 2022 (December 31, 2021: $nil and March 31, 2021: $nil); up until its divestiture in June 2021, Lagunas Norte of $nil for the three month period ended March 31, 2022 (December 31, 2021: $nil and March 31, 2021: $23 million); and starting the fourth quarter of 2021, Buzwagi of $nil for the three month period ended March 31, 2022 (December 31, 2021: $nil and March 31, 2021: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended

	3/31/22	12/31/21	3/31/21
By-product credits	55	70	59

Non-controlling interest	(19)	(25)	(26)
By-product credits (net of non-controlling interest)	36	45	33

BARRICK FIRST QUARTER 2022	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)						For the three months ended 3/31/22
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		379	214	149	45	79	866	54	920

Depreciation		(69)	(62)	(42)	(31)	(18)	(222)	(7)	(229)

By-product credits		0	(1)	0	0	(34)	(35)	0	(35)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other		0	0	0	0	2	2	0	2

Non-controlling interests		(119)	(58)	(41)	(5)	(11)	(234)	0	(234)
Total cash costs		191	93	66	9	18	377	47	424
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	2	3	0	0	0	5	1	6

Minesite sustaining capital expenditures	f	111	66	26	0	5	209	13	222

Sustaining capital leases		0	0	0	0	1	2	1	3

Rehabilitation - accretion and amortization (operating sites)	g	2	2	0	0	1	5	0	5

Non-controlling interests		(45)	(28)	(10)	0	(3)	(87)	0	(87)
All-in sustaining costs		261	136	82	9	22	511	62	573
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	20	10	0	0	49	0	49

Non-controlling interests		0	(8)	(4)	0	0	(19)	0	(19)
All-in costs		261	148	88	9	22	541	62	603
Ounces sold - equity basis (000s ounces)		230	118	64	25	21	458	31	489
Cost of sales per ounce	h,i	1,015	1,113	1,436	1,093	2,253	1,169	1,727	1,205
Total cash costs per ounce	i	829	784	1,030	342	835	820	1,503	863

Total cash costs per ounce (on a co-product basis)	i,j	830	790	1,035	343	1,730	865	1,512	905
All-in sustaining costs per ounce	i	1,139	1,150	1,281	366	1,027	1,118	1,982	1,173

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,140	1,156	1,286	367	1,922	1,163	1,991	1,215
All-in costs per ounce	i	1,139	1,257	1,376	366	1,027	1,184	1,983	1,235

All-in costs per ounce (on a co-product basis)	i,j	1,140	1,263	1,381	367	1,922	1,229	1,992	1,277

($ millions, except per ounce information in dollars)	For the three months ended 3/31/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		187	54	241

Depreciation		(58)	(19)	(77)

By-product credits		(11)	(1)	(12)

Non-recurring items	d	0	0	0

Other		0	0	0

Non-controlling interests		(47)	0	(47)
Total cash costs		71	34	105
General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	0	0

Minesite sustaining capital expenditures	f	44	28	72

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	2	1	3

Non-controlling interests		(18)	0	(18)
All-in sustaining costs		99	64	163
Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	79	8	87

Non-controlling interests		(32)	0	(32)
All-in costs		146	72	218
Ounces sold - equity basis (000s ounces)		104	39	143
Cost of sales per ounce	h,i	1,077	1,348	1,176
Total cash costs per ounce	i	682	847	728

Total cash costs per ounce (on a co-product basis)	i,j	744	867	778
All-in sustaining costs per ounce	i	948	1,588	1,133

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,010	1,608	1,183
All-in costs per ounce	i	1,401	1,794	1,520

All-in costs per ounce (on a co-product basis)	i,j	1,463	1,814	1,570

BARRICK FIRST QUARTER 2022	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/22
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		186	83	60	85	79	493

Depreciation		(63)	(28)	(10)	(15)	(17)	(133)

By-product credits		0	0	0	0	(7)	(7)

Non-recurring items	d	0	0	0	0	0	0

Other		0	0	0	0	0	0

Non-controlling interests		(25)	0	(8)	(7)	(9)	(49)
Total cash costs		98	55	42	63	46	304
General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	2	3	1	1	0	7

Minesite sustaining capital expenditures	f	42	15	9	4	9	79

Sustaining capital leases		0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	0	0	2

Non-controlling interests		(9)	0	(2)	(1)	(2)	(14)
All-in sustaining costs		134	73	51	67	53	378
Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	22	4	13	0	4	43

Non-controlling interests		(4)	0	(2)	0	0	(6)
All-in costs		152	77	62	67	57	415
Ounces sold - equity basis (000s ounces)		137	73	58	38	55	361
Cost of sales per ounce	h,i	1,088	1,137	852	2,036	1,216	1,178
Total cash costs per ounce	i	721	744	709	1,667	847	842

Total cash costs per ounce (on a co-product basis)	i,j	721	749	715	1,670	956	861
All-in sustaining costs per ounce	i	982	996	874	1,803	984	1,053

All-in sustaining costs per ounce (on a co-product basis)	i,j	982	1,001	880	1,806	1,093	1,072
All-in costs per ounce	i	1,110	1,045	1,057	1,803	1,052	1,152

All-in costs per ounce (on a co-product basis)	i,j	1,110	1,050	1,063	1,806	1,161	1,171

($ millions, except per ounce information in dollars)						For the three months ended 12/31/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		434	271	163	54	87	1,009	60	1,069

Depreciation		(82)	(89)	(51)	(37)	(21)	(280)	(9)	(289)

By-product credits		0	(1)	(1)	0	(47)	(49)	0	(49)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other		0	0	0	0	1	1	0	1

Non-controlling interests		(135)	(70)	(43)	(6)	(8)	(262)	0	(262)
Total cash costs		217	111	68	11	12	419	51	470
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	4	2	0	1	1	11	0	11

Minesite sustaining capital expenditures	f	99	50	23	3	6	188	15	203

Sustaining capital leases		2	0	0	0	0	2	0	2

Rehabilitation - accretion and amortization (operating sites)	g	3	3	1	0	0	7	0	7

Non-controlling interests		(42)	(22)	(9)	(2)	(3)	(81)	0	(81)
All-in sustaining costs		283	144	83	13	16	546	66	612
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	29	9	0	0	33	0	33

Non-controlling interests		0	(11)	(4)	0	0	(13)	0	(13)
All-in costs		283	162	88	13	16	566	66	632
Ounces sold - equity basis (000s ounces)		297	170	84	34	26	611	34	645
Cost of sales per ounce	h,i	899	984	1,194	999	2,047	1,023	1,770	1,063
Total cash costs per ounce	i	728	657	819	325	443	687	1,481	729

Total cash costs per ounce (on a co-product basis)	i,j	729	661	821	326	1,533	736	1,487	775
All-in sustaining costs per ounce	i	950	853	996	384	614	893	1,938	948

All-in sustaining costs per ounce (on a co-product basis)	i,j	951	857	998	385	1,704	942	1,944	994
All-in costs per ounce	i	950	958	1,061	384	614	927	1,939	980

All-in costs per ounce (on a co-product basis)	i,j	951	962	1,063	385	1,704	976	1,945	1,026

BARRICK FIRST QUARTER 2022	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 12/31/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		185	109	294

Depreciation		(57)	(37)	(94)

By-product credits		(12)	(1)	(13)

Non-recurring items	d	0	0	0

Other		0	0	0

Non-controlling interests		(47)	0	(47)
Total cash costs		69	71	140
General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	1	0	1

Minesite sustaining capital expenditures	f	45	22	67

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	1	3

Non-controlling interests		(20)	0	(20)
All-in sustaining costs		97	94	191
Global exploration and evaluation and project expense	e	1	0	1

Project capital expenditures	f	112	6	118

Non-controlling interests		(46)	0	(46)
All-in costs		164	100	264
Ounces sold - equity basis (000s ounces)		113	83	196
Cost of sales per ounce	h,i	987	1,279	1,131
Total cash costs per ounce	i	612	834	707

Total cash costs per ounce (on a co-product basis)	i,j	677	852	752
All-in sustaining costs per ounce	i	858	1,113	964

All-in sustaining costs per ounce (on a co-product basis)	i,j	923	1,131	1,009
All-in costs per ounce	i	1,453	1,179	1,332

All-in costs per ounce (on a co-product basis)	i,j	1,518	1,197	1,377

($ millions, except per ounce information in dollars)					For the three months ended 12/31/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		181	93	72	79	59	484

Depreciation		(72)	(37)	(15)	(15)	(17)	(156)

By-product credits		0	(1)	0	(1)	(6)	(8)

Non-recurring items	d	0	0	0	0	0	0

Other		0	0	0	0	0	0

Non-controlling interests		(21)	0	(9)	(6)	(6)	(42)
Total cash costs		88	55	48	57	30	278
General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	4	3	0	0	0	7

Minesite sustaining capital expenditures	f	17	12	28	3	20	80

Sustaining capital leases		0	3	0	1	0	4

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	1	0	3

Non-controlling interests		(4)	0	(5)	(1)	(3)	(13)
All-in sustaining costs		106	73	72	61	47	359
Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	46	7	10	0	17	80

Non-controlling interests		(9)	0	(1)	0	(3)	(13)
All-in costs		143	80	81	61	61	426
Ounces sold - equity basis (000s ounces)		128	95	70	47	53	393
Cost of sales per ounce	h,i	1,139	979	858	1,494	956	1,067
Total cash costs per ounce	i	685	582	679	1,205	567	705

Total cash costs per ounce (on a co-product basis)	i,j	686	586	688	1,209	678	723
All-in sustaining costs per ounce	i	822	776	1,033	1,301	897	915

All-in sustaining costs per ounce (on a co-product basis)	i,j	823	780	1,042	1,305	1,008	933
All-in costs per ounce	i	1,109	844	1,150	1,278	1,159	1,078

All-in costs per ounce (on a co-product basis)	i,j	1,110	848	1,159	1,282	1,270	1,096

BARRICK FIRST QUARTER 2022	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)						For the three months ended 3/31/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		356	207	151	32	80	826	76	902

Depreciation		(68)	(64)	(51)	(27)	(20)	(230)	(13)	(243)

By-product credits		(1)	(1)	(3)	0	(46)	(51)	0	(51)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(110)	(55)	(37)	(2)	(6)	(210)	0	(210)
Total cash costs		177	87	60	3	8	335	63	398
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	1	0	1	0	5	1	6

Minesite sustaining capital expenditures	f	100	54	14	3	6	185	22	207

Sustaining capital leases		0	0	0	0	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	2	2	0	0	0	4	1	5

Non-controlling interests		(41)	(22)	(5)	(1)	(2)	(74)	0	(74)
All-in sustaining costs		241	122	69	6	12	456	87	543
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	17	19	0	0	36	0	36

Non-controlling interests		0	(7)	(8)	0	0	(15)	0	(15)
All-in costs		241	132	80	6	12	477	87	564
Ounces sold - equity basis (000s ounces)		231	102	92	39	24	488	47	535
Cost of sales per ounce	h,i	950	1,251	1,007	511	2,051	1,047	1,610	1,097
Total cash costs per ounce	i	766	860	647	79	346	686	1,324	742

Total cash costs per ounce (on a co-product basis)	i,j	768	863	665	79	1,534	749	1,329	800
All-in sustaining costs per ounce	i	1,045	1,203	741	156	530	932	1,840	1,013

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,047	1,206	759	156	1,718	995	1,845	1,071
All-in costs per ounce	i	1,045	1,303	866	156	530	974	1,838	1,051

All-in costs per ounce (on a co-product basis)	i,j	1,047	1,306	884	156	1,718	1,037	1,843	1,109

($ millions, except per ounce information in dollars)			For the three months ended 3/31/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		191	35	226

Depreciation		(61)	(11)	(72)

By-product credits		(12)	(1)	(13)

Non-recurring items	d	0	0	0

Other		0	0	0

Non-controlling interests		(47)	0	(47)
Total cash costs		71	23	94
General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	0	0

Minesite sustaining capital expenditures	f	40	41	81

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	0	2

Non-controlling interests		(16)	0	(16)
All-in sustaining costs		97	64	161
Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	58	0	58

Non-controlling interests		(23)	0	(23)
All-in costs		132	64	196
Ounces sold - equity basis (000s ounces)		141	31	172
Cost of sales per ounce	h,i	816	1,151	903
Total cash costs per ounce	i	507	736	548

Total cash costs per ounce (on a co-product basis)	i,j	553	782	594
All-in sustaining costs per ounce	i	689	2,104	954

All-in sustaining costs per ounce (on a co-product basis)	i,j	735	2,150	1,000
All-in costs per ounce	i	936	2,104	1,157

All-in costs per ounce (on a co-product basis)	i,j	982	2,150	1,203

BARRICK FIRST QUARTER 2022	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)						For the three months ended 3/31/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[k]	Africa & Middle East
Cost of sales applicable to gold production		184	92	71	81	40	31	499

Depreciation		(69)	(32)	(15)	(28)	(12)	(1)	(157)

By-product credits		0	0	0	0	0	1	1

Non-recurring items	d	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(10)	(5)	(4)	(6)	(48)
Total cash costs		92	60	46	48	24	25	295
General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	4	0	0	1	0	0	5

Minesite sustaining capital expenditures	f	53	11	12	2	3	0	81

Sustaining capital leases		1	3	0	0	0	0	4

Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	0	0	3

Non-controlling interests		(12)	0	(2)	0	(1)	0	(15)
All-in sustaining costs		139	74	58	51	26	25	373
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0

Project capital expenditures	f	15	0	6	0	10	0	31

Non-controlling interests		(3)	0	(1)	0	(1)	0	(5)
All-in costs		151	74	63	51	35	25	399
Ounces sold - equity basis (000s ounces)		151	86	56	48	28	17	386
Cost of sales per ounce	h,i	974	1,065	1,061	1,510	1,211	1,486	1,114
Total cash costs per ounce	i	608	691	832	995	865	1,450	763

Total cash costs per ounce (on a co-product basis)	i,j	608	695	839	996	861	1,420	763
All-in sustaining costs per ounce	i	920	856	1,038	1,062	957	1,467	968

All-in sustaining costs per ounce (on a co-product basis)	i,j	920	860	1,045	1,063	953	1,437	969
All-in costs per ounce	i	1,000	862	1,134	1,062	1,275	1,467	1,037

All-in costs per ounce (on a co-product basis)	i,j	1,000	866	1,141	1,063	1,271	1,437	1,038

a.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.	Includes Goldrush.

c.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 70 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 69 of this MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK FIRST QUARTER 2022	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 3/31/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	0	1	0	0	34	35	0

Non-controlling interest	0	0	0	0	(13)	(13)	0

By-product credits (net of non-controlling interest)	0	1	0	0	21	22	0

($ millions)					For the three months ended 3/31/22

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	11	1	0	0	0	0	7

Non-controlling interest	(4)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	7	1	0	0	0	0	6

($ millions)					For the three months ended 12/31/21

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	0	1	1	0	47	49	0

Non-controlling interest	0	0	0	0	(18)	(18)	0

By-product credits (net of non-controlling interest)	0	1	1	0	29	31	0

($ millions)					For the three months ended 12/31/21

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	12	1	0	1	0	1	6

Non-controlling interest	(5)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	7	1	0	1	0	1	5

($ millions)					For the three months ended 3/31/2021

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	1	1	3	0	46	51	0

Non-controlling interest	0	0	(1)	0	(18)	(19)	0

By-product credits (net of non-controlling interest)	1	1	2	0	28	32	0

($ millions)					For the three months ended 3/31/2021
	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[k]

By-product credits	12	1	0	0	0	0	0	(1)

Non-controlling interest	(5)	0	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	7	1	0	0	0	0	0	(1)

k.	With the end of mining at Buzwagi in the third quarter of 2021, as previously disclosed, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

BARRICK FIRST QUARTER 2022	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended

	3/31/22	12/31/21	3/31/21

Cost of sales	154	134	136

Depreciation/amortization	(38)	(43)	(48)

Treatment and refinement charges	51	39	41

Cash cost of sales applicable to equity method investments	72	88	79

Less: royalties and production taxes[a]	(32)	(28)	(23)

By-product credits	(3)	(6)	(4)

Other	0	0	0

C1 cash costs	204	184	181

General & administrative costs	12	5	4

Rehabilitation - accretion and amortization	1	2	1

Royalties and production taxes[a]	32	28	23

Minesite exploration and evaluation costs	3	5	2

Minesite sustaining capital expenditures	67	104	42

Sustaining leases	1	3	2

All-in sustaining costs	320	331	255

Pounds sold - consolidated basis (millions pounds)	113	113	113

Cost of sales per pound[b,c]	2.21	2.21	2.11

C1 cash cost per pound[b]	1.81	1.63	1.60

All-in sustaining costs per pound[b]	2.85	2.92	2.26

a.	For the three month period ended March 31, 2022, royalties and production taxes include royalties of $32 million (December 31, 2021: $28 million and March 31, 2021: $23 million).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)		For the three months ended

	3/31/22			12/31/21			3/31/21

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	73	154	22	84	134	33	83	136	21

Depreciation/amortization	(18)	(38)	(5)	(21)	(43)	(8)	(21)	(48)	(3)

Treatment and refinement charges	0	46	5	0	31	8	0	37	4

Less: royalties and production taxes[a]	0	(32)	0	0	(28)	0	0	(23)	0

By-product credits	0	0	(3)	0	0	(6)	0	0	(4)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	55	130	19	63	94	27	62	102	18

Rehabilitation - accretion and amortization	0	1	0	1	1	0	0	1	0

Royalties and production taxes[a]	0	32	0	0	28	0	0	23	0

Minesite exploration and evaluation costs	3	0	0	4	0	1	2	0	0

Minesite sustaining capital expenditures	9	57	1	22	79	3	2	37	3

Sustaining leases	0	1	0	1	1	1	1	1	0

All-in sustaining costs	67	221	20	91	203	32	67	164	21

Pounds sold - consolidated basis (millions pounds)	26	70	17	26	62	25	27	69	17

Cost of sales per pound[b,c]	2.85	2.20	1.30	3.14	2.16	1.36	3.03	1.97	1.21

C1 cash cost per pound[b]	2.15	1.86	1.10	2.35	1.54	1.11	2.25	1.48	1.06

All-in sustaining costs per pound[b]	2.64	3.16	1.17	3.42	3.29	1.27	2.47	2.37	1.22

a.	For the three month period ended March 31, 2022, royalties and production taxes include royalties of $32 million (December 31, 2021: $28 million and March 31, 2021: $23 million).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2022	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended

	3/31/22	12/31/21	3/31/21

Net earnings	706	1,152	830

Income tax expense	301	304	374

Finance costs, net[a]	76	74	77

Depreciation	460	557	507

EBITDA	1,543	2,087	1,788

Impairment charges (reversals) of long-lived assets[b]	2	14	(89)

Acquisition/disposition (gains) losses[c]	(2)	(198)	(3)

Loss on currency translation	3	13	4

Other expense adjustments[d]	13	36	11

Income tax expense, net finance costs, and depreciation from equity investees	86	118	89

Adjusted EBITDA	1,645	2,070	1,800

a.	Finance costs exclude accretion.
b.

For the three month period ended March 31, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

c.

There were no significant acquisition/disposition gains or losses for the three months ended March 31, 2022. Acquisition/disposition gains for the three month period ended December 31, 2021 primarily relate to the gain on the divestiture of Lone Tree.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended December 31, 2021 was further impacted by a $25 million litigation settlement.

Reconciliation of Income to EBITDA by operating site

($ millions)	For the three months ended 3/31/22

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	215	92	28	363	89	106	41	21	58	43

Depreciation	42	38	26	139	35	50	28	19	8	14

EBITDA	257	130	54	502	124	156	69	40	66	57

For the three months ended 12/31/21

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	247	139	51	617	90	74	71	43	68	51

Depreciation	51	55	31	176	35	58	37	37	12	14

EBITDA	298	194	82	793	125	132	108	80	80	65

BARRICK FIRST QUARTER 2022	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

For the three months ended 3/31/21

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	188	49	72	375	131	113	63	22	40	7

Depreciation	42	39	32	142	37	55	32	11	12	10

EBITDA	230	88	104	517	168	168	95	33	52	17

a.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.	Includes Goldrush.
c.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Unrealized gains and losses on non-hedge derivative contracts;
∎	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
∎	Sales attributable to ore purchase arrangements;
∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
	For the three months ended

	3/31/22	12/31/21	3/31/21	3/31/22	12/31/21	3/31/21

Sales	2,511	2,977	2,641	287	263	256

Sales applicable to non-controlling interests	(787)	(931)	(814)	0	0	0

Sales applicable to equity method investments[a,b]	136	172	154	188	222	170

Sales applicable to sites in closure or care and maintenance[c]	0	(8)	(41)	0	0	0

Treatment and refinement charges	3	1	0	51	39	41

Other[d]	0	2	0	0	0	0

Revenues – as adjusted	1,863	2,213	1,940	526	524	467

Ounces/pounds sold (000s ounces/millions pounds)[c]	993	1,234	1,093	113	113	113

Realized gold/copper price per ounce/pound[e]	1,876	1,793	1,777	4.68	4.63	4.12

a.

Represents sales of $137 million for the three month period ended March 31, 2022 (December 31, 2021: $172 million and March 31, 2021: $154 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $118 million for the three months ended March 31, 2022 (December 31, 2021: $119 million and March 31, 2021: $109 million) applicable to our 50% equity method investment in Zaldívar and $75 million (December 31, 2021: $111 million and March 31, 2021: $65 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2021 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2022	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

[1]	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 76 to 89 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

[6]	See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

[7]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

[8]	North Leeville Significant Intercepts[a]

Drill Results from Q1 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
CGX-20078	106	(67)	733.6-736.7	3.1	16.72
CGX-20078	106	(67)	765.5-789.4	32.9	16.94
NLX-00005	103	(85)	782.7-785.9	3.2	4.04
NLX-00005	103	(85)	802.8-829.9	27.1	17.92
NLX-00010	117	(72)	791.6-848.3	56.7	28.39
NLX-00011	104	(71)	808.5-852.7	44.2	10.31
NLX-00012	305	(79)	826.9-831.2	4.3	8.88
NLX-00012	305	(79)	837.3-845.1	7.8	26.03

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project (CGX - Greater Leeville; NLX - North Leeville) followed by hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2022	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[9]	REN Significant Interceptsa

Drill Results from Q1 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
MRC-20011	85	(18)	100.9-108.2	7.0	32.37
MRC-20011	85	(18)	117.3-121.9	4.4	4.42
MRC-20011	85	(18)	283.5-331.0	21.4	7.17
MRC-21001	301	(28)	273.7-313.9	12.8	26.39
MRC-21001	301	(28)	329.2-341.4	7.6	13.77
MRC-21006	86	(28)	111.25-133.5	16.6	5.04
MRC-21006	86	(28)	280.11-295.96	13.1	7.23
MRC-21007	95	(19)	107.29-114.6	6.7	22.25
MRC-21007	95	(19)	364.85-387.4	17.8	6.45
MRC-21007	95	(19)	395.02-423.37	22.3	7.30
MRC-21010	239	(22)	235.0-260.6	8.0	16.95
MRC-21010	239	(22)	266.9-276.1	3.8	24.76
MRC-21010	239	(22)	299.6-307.2	2.6	5.10
MRC-21011	262	(27)	347.5-351.7	9.1	5.25
MRC-21011	262	(27)	413.9-430.7	12.2	7.03
MRC-21012	283	(28)	280.1-296.9	10.7	10.22
MRC-21013	92	(18)	412.1-430.1	10.7	9.19
MRC-21014	80	(29)	286.8-298.1	7.6	17.49
MRC-21015	96	(20)	242.2-258.8	12.2	9.63
MRC-21015	96	(20)	274-293.5	14	5.25
MRC-21016	80	(5)	307.8-350.2	36.6	13.95
RU-24c	255	(89)	828.5-874.2	45.7	32.54
RU-24c	255	(89)	907.7-922.9	15.2	5.61

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (MRC - Ren Underground) followed by the year (21 for 2021) then the hole number. RU-historic Ren drilling.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

[10]	Carlin Trend Significant Intercepts[a]

Drill Results from Q1 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
PGX-21003	264	(73)		No significant intercept
REN-21002	307	(83)		No significant intercept
REN-21005	165	(86)		No significant intercept
REN-21006	060	(81)		No significant intercept
WSF-22001	303	(77)	601.5 - 617.0	15.5	7.86

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (PGX- Post-Gen, REN - Ren, WSF - Western Spur) followed by the year (22 for 2022) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2022	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[11]	CHUG Hanson Significant Intercepts[a]

Drill Results from Q1 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

CMX-21012	217	42	479.6-499.5	16.9	11.24

CMX-21012	217	42	564.4-577	No significant intercept[d]

CMX-21025	228	47	584.4-608.1	22.6	23.07

a.	All intercepts calculated using a 4.2 g/t Au cutoff and are uncapped; minimum intercept width is 2.5 meters; internal dilution is less than 20% total width.
b.	Cortez drill hole nomenclature: Project (CMX-CHUG Minex) followed by the year (21 for 2021) then hole number.
c.	True width of intercepts are uncertain at this stage.
d.

Sub-grade intercept in drillhole CMX-21012 of 12.6 meters at 2.59 g/t using a 1.0 g/t cutoff uncapped; minimum intercept width is 2.5 meters; internal dilution is less than 20% total width, are listed for the purpose of showing the presence of the mineral system.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.

[12]	Hemlo Significant Interceptsa

Drill Results from Q1 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

W2117	152	(56)	392.0-396.0	3.6	18.94

W2118	175	(65)	434.0-439.32	4.8	19.62

W2119	167	(72)	496.0-499.42	3.0	9.08

W2120	200	(80)	533.0-537.06	2.9	5.69

a.	All intercepts calculated using a 2.68 g/t Au cutoff and are uncapped; minimum intercept width is 2.5 meters; internal dilution is less than 60% total width.
b.	Hemlo drill hole nomenclature: Location (W - surface) followed by the year (21 for 2021) then hole number.
c.	True width of intercepts are estimated using the angle to core axis and are uncertain at this stage.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

[13]	El Indio Belt Significant Intercepts[a]

Drill Results from Q1 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

DDH-CN-01	220	(70)	162.0-201.0	39.0	0.50

DDH-ZAN-21-02	100	(70)	140.0-143.0	3.0	1.84

DDH-CAM-002	40	(65)	141.45-163.0	21.55	0.97

a.	All intercepts calculated using a 0.45 g/t Au cutoff and are uncapped; minimum intercept width is 2.5 meters; internal dilution is less than 60% total width.
b.	El Indio Belt drill hole nomenclature: Drill system (DDH: Diamond Drillhole) followed by the project (CN: Carmen Norte, ZAN, Zancarron, CAM: Campanario) then hole number.
c.	True width of intercepts are estimated using the angle to core axis and are uncertain at this stage.

The drilling results for El Indio Belt contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at El Indio Belt conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2022	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[14]	Bambadji Significant Intercepts[a]

Drill Results from Q1 2022

Drill Hole[b]	Azimuth	Dip	From	To	Width (m)[c]	Au (g/t)	Interval (m)	Including[d] Width (m)[c]	Au (g/t)

KBWDH014	110	(50)	13	46.5	33.5	0.64	29.2-31.2	2.00	3.46

KBWDH014	110	(50)	96	102	3	1.03

KBWDH015	315	(50)	172.2	184.4	12.2	0.55

KBWDH015	315	(50)	148	150.8	2.8	2.86

KBWDH016	315	(50)	250.8	264	13.2	0.74

KBWDH020	110	(50)	137.9	164.6	26.7	2.15	143-158.9	15.90	3.17

							202-217.9	15.90	3.27

KBWDH020	110	(50)	199	248.8	49.8	2.46	240.1-249.8	9.70	4.81

FAAC002	270	(50)	14	23	9	1.29	17-19	2.00	4.64

FAAC004	270	(50)	2.00	23.00	21.00	3.01	10-16	6.00	8.12

FAAC006	270	(50)	19.00	48.00	29.00	3.17	39-48	9.00	8.62

FAAC007	270	(50)	0.00	27.00	27.00	1.53	5-11	6.00	3.24

FAAC007	270	(50)	31.00	49.00	18.00	0.81

FAAC008	270	(50)	0.00	30.00	30.00	1.85	9-21	12.00	3.00

FAAC008	270	(50)	35.00	45.00	10.00	1.05

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.	Drill hole nomenclature: KBW (Kabewest), GF (Gefa), SY (Soya), BQW (Baqata West) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.	True widths uncertain at this stage.
d.	Includings calculated using a 10.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS Bamako. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

[15]	Loulo-Gounkoto Significant Intercepts[a]

		Drill Results from Q1 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

YRDH033	336.59	(50.94)	225.20-230.75	5.55	6.80

YRDH033	336.59	(50.94)	256.20-258.40	2.20	1.06

YRDH033	336.59	(50.94)	272.50-277.50	5.00	2.37

YRNRC001	270.00	(55.00)	42.00-48.00	6.00	2.92

YRNRC001	270.00	(55.00)	56.00-59.00	3.00	2.21

P129AC0046	270.00	(55.00)	18.00-25.00	7.00	5.66

P129AC0239	270.00	(55.00)	7.00-20.00	13.00	1.40

P129RC83	270.00	(55.00)	11.00-13.00	2.00	1.37

P129RC88	270.00	(55.00)	34.00-36.00	2.00	1.16

P129RC90	270.00	(55.00)	49.00-53.00	4.00	1.00

P129RC91	270.00	(55.00)	100.00-108.00	8.00	1.19

P129RC92	270.00	(55.00)	44.00-51.00	7.00	9.28

P129RC94	270.00	(55.00)	82.00-84.00	2.00	1.13

P129RC96	273.00	(55.00)	84.00-86.00	2.00	2.02

P129RC97	270.00	(55.00)	78.00-81.00	3.00	1.49

P129RC100	270.00	(55.00)	98.00-101.00	3.00	2.29

P129RC102	265.00	(55.00)	93.00-101.00	8.00	1.06

P129RC103	270.00	(55.00)	15.00-20.00	5.00	2.42

P129RC103	270.00	(55.00)	21.00-25.00	4.00	2.63

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.

Loulo-Gounkoto drill hole nomenclature: prospect initial YR (Yalea Ridge), (Sanssamba West/Yalea Ridge North), (P129) followed by type of drilling AC (Aircore), RC (Reverse Circulation), DH (Diamond Drilling).

c.	True widths uncertain at this stage.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed

BARRICK FIRST QUARTER 2022	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

[16]	Nielle East Significant Intercepts[a]

		Drill Results from Q1 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

SNRC067	120.00	(51.00)	72-78	6.00	3.06

SNRC067	120.00	(51.00)	102-104	2.00	5.15

SNRC067	120.00	(51.00)	112-140	28.00	8.19

SNRC112	120.00	(53.00)	147-159	12.00	4.95

SNRC112	120.00	(53.00)	166-171	5.00	1.24

SNRC144	123.00	(53.00)	27-37	10.00	27.70

SNRC144	123.00	(53.00)	43-47	4.00	1.39

SNRC144	123.00	(53.00)	63-67	4.00	1.11

SNRC148	121.00	(55.00)	41-50	9.00	3.08

SNRC148	121.00	(55.00)	80-87	7.00	1.10

SNRC148	121.00	(55.00)	115-117	2.00	0.90

SNRC215	120.00	(50.00)	9-24	15.00	6.04

SNRC247	123.00	(52.00)	36-62	26.00	8.53

SNRC283	120.00	(50.00)	5-24	19.00	7.20

SNRC283	120.00	(50.00)	31-39	8.00	5.64

JBRC034	131.00	(49.00)	2-5	3.00	0.69

JBRC034	131.00	(49.00)	16-25	9.00	1.35

JBRC034	131.00	(49.00)	38-46	8.00	1.53

JBRC034	131.00	(49.00)	51-62	11.00	2.13

JBRC034	131.00	(49.00)	73-75	2.00	0.57

JBRC034	131.00	(49.00)	93-100	7.00	1.08

JBRC044	304.00	(51.00)	23-26	3.00	1.99

JBRC044	304.00	(51.00)	30-44	14.00	2.48

JBRC044	304.00	(51.00)	117-120	3.00	0.67

JBRC044	304.00	(51.00)	136-140	4.00	1.52

JBRC049	302.00	(51.00)	32-34	2.00	1.60

JBRC049	302.00	(51.00)	134-140	6.00	0.70

JBRC049	302.00	(51.00)	143-149	6.00	0.90

JBRC049	302.00	(51.00)	152-169	17.00	2.07

KORC011	120.00	(52.00)	18-46	28.00	1.88

KORC011	120.00	(52.00)	48-92	44.00	1.46

KORC011	120.00	(52.00)	108-115	7.00	1.64

KORC011	120.00	(52.00)	120-122	2.00	0.72

KORC011	120.00	(52.00)	141-143	2.00	8.00

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.

Nielle drill hole nomenclature: prospect initial SN (Seydou North), JB (Jubula Main), JW (Jubula West), KOR (Koro), followed by type of drilling RC (Reverse Circulation), DDH (Diamond Drilling), RCDH (RC pre-collar with Diamond tail), or AC (Aircore).

c.	True widths uncertain at this stage.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2022	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2022	2021

Revenue (notes 5 and 6)	$2,853	$2,956

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,739	1,712

General and administrative expenses	54	38

Exploration, evaluation and project expenses	67	61

Impairment (reversals) charges (notes 9b and 13)	2	(89)

Loss on currency translation	3	4

Closed mine rehabilitation	3	23

Income from equity investees (note 12)	(99)	(103)

Other (income) expense (note 9a)	(11)	19

Income before finance costs and income taxes	$1,095	$1,291

Finance costs, net	(88)	(87)

Income before income taxes	$1,007	$1,204

Income tax expense (note 10)	(301)	(374)

Net income	$706	$830

Attributable to:

Equity holders of Barrick Gold Corporation	$438	$538

Non-controlling interests (note 16)	$268	$292

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income

Basic	$0.25	$0.30

Diluted	$0.25	$0.30

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2022	95	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2022	2021

Net income	$706	$830

Other comprehensive income (loss), net of taxes

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax ($8) and $8	58	(47)

Total other comprehensive income (loss)	58	(47)

Total comprehensive income	$764	$783

Attributable to:

Equity holders of Barrick Gold Corporation	$496	$491

Non-controlling interests	$268	$292

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2022	96	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2022	2021

OPERATING ACTIVITIES

Net income	$706	$830

Adjustments for the following items:

Depreciation	460	507

Finance costs, net	98	94

Impairment (reversals) charges (notes 9b and 13)	2	(89)

Income tax expense (note 10)	301	374

Income from equity investees (note 12)	(99)	(103)

Gain on sale of non-current assets	(2)	(3)

Loss on currency translation	3	4

Change in working capital (note 11)	(131)	(58)

Other operating activities (note 11)	(77)	(34)

Operating cash flows before interest and income taxes	1,261	1,522

Interest paid	(23)	(22)

Income taxes paid[1]	(234)	(198)

Net cash provided by operating activities	1,004	1,302

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(611)	(539)

Sales proceeds	1	4

Investment sales	260	—

Dividends received from equity method investments (note 12)	359	126

Shareholder loan repayments from equity method investments (note 12)	—	1

Net cash provided by (used in) investing activities	9	(408)

FINANCING ACTIVITIES

Lease repayments	(6)	(6)

Debt repayments	—	(7)

Dividends	(178)	(158)

Funding from non-controlling interests (note 16)	—	6

Disbursements to non-controlling interests (note 16)	(267)	(265)

Pueblo Viejo JV partner shareholder loan	45	21

Net cash used in financing activities	(406)	(409)

Effect of exchange rate changes on cash and equivalents	—	(1)

Net increase in cash and equivalents	607	484

Cash and equivalents at the beginning of period	5,280	5,188

Cash and equivalents at the end of period	$5,887	$5,672

[1]	Income taxes paid excludes $26 million (2021: $36 million) of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2022	97	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and equivalents	$5,887	$5,280

Accounts receivable	640	623

Inventories	1,766	1,734

Other current assets	722	612

Total current assets	$9,015	$8,249

Non-current assets

Equity in investees (note 12)	4,334	4,594

Property, plant and equipment	25,153	24,954

Goodwill	4,769	4,769

Intangible assets	149	150

Deferred income tax assets	15	29

Non-current portion of inventory	2,639	2,636

Other assets	1,232	1,509

Total assets	$47,306	$46,890

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,525	$1,448

Debt	14	15

Current income tax liabilities	342	285

Other current liabilities	366	338

Total current liabilities	$2,247	$2,086

Non-current liabilities

Debt	5,130	5,135

Provisions	2,738	2,768

Deferred income tax liabilities	3,308	3,293

Other liabilities	1,257	1,301

Total liabilities	$14,680	$14,583

Equity

Capital stock (note 15)	$28,497	$28,497

Deficit	(6,306)	(6,566)

Accumulated other comprehensive income (loss)	35	(23)

Other	1,949	1,949

Total equity attributable to Barrick Gold Corporation shareholders	$24,175	$23,857

Non-controlling interests (note 16)	8,451	8,450

Total equity	$32,626	$32,307

Contingencies and commitments (notes 5 and 17)

Total liabilities and equity	$47,306	$46,890

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2022	98	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	438	—	—	438	268	706

Total other comprehensive income (loss)	—	—	—	58	—	58	—	58

Total comprehensive income	—	—	438	58	—	496	268	764

Transactions with owners

Dividends	—	—	(178)	—	—	(178)	—	(178)

Disbursements to non-controlling interests (note 16)	—	—	—	—	—	—	(267)	(267)

Dividend reinvestment plan (note 15)	25	—	—	—	—	—	—	—

Total transactions with owners	25	—	(178)	—	—	(178)	(267)	(445)

At March 31, 2022	1,779,356	$28,497	($6,306)	$35	$1,949	$24,175	$8,451	$32,626

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

Net income	—	—	538	—	—	538	292	830

Total other comprehensive income (loss)	—	—	—	(47)	—	(47)	—	(47)

Total comprehensive income (loss)	—	—	538	(47)	—	491	292	783

Transactions with owners

Dividends	—	—	(158)	—	—	(158)	—	(158)

Issued on exercise of stock options	50	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	6	6

Disbursements to non-controlling interests	—	—	—	—	—	—	(262)	(262)

Dividend reinvestment plan	72	2	(2)	—	—	—	—	—

Share-based payments	59	—	—	—	—	—	—	—

Total transactions with owners	181	2	(160)	—	—	(158)	(256)	(414)

At March 31, 2021	1,778,371	$29,238	($7,571)	($33)	$2,040	$23,674	$8,405	$32,079

[1]	Includes cumulative translation losses at March 31, 2022: $94 million (December 31, 2021: $94 million; March 31, 2021: $95 million).
[2]	Includes additional paid-in capital as at March 31, 2022: $1,911 million (December 31, 2021: $1,911 million; March 31, 2021: $2,002 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2022	99	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa.

2 ∎ Significant Accounting Policies

a)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2021 (“2021 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 3, 2022.

b)    New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2021 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2021 Annual Financial Statements.

a)    Pascua-Lama

The Pascua-Lama project received $451 million as at March 31, 2022 (December 31, 2021: $411 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended.

In addition, we have recorded $46 million in VAT recoverable in Argentina as at March 31, 2022 (December 31, 2021: $48 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

b)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 17 for further details on contingencies.

c)    Covid-19

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner although we recognize the situation remains dynamic. We continue to monitor developments around the world.

4 ∎ Acquisitions and Divestitures

a)    Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to Note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved. In addition, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing and will assume the other 50% within one year of closing.

BARRICK FIRST QUARTER 2022	100	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5 ∎ Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$707	$310	$69	$2	($21)	$347

Cortez[2]	364	152	62	2	—	148

Turquoise Ridge[2]	195	107	42	—	1	45

Pueblo Viejo[2]	338	129	58	2	1	148

Loulo-Gounkoto[2]	322	123	63	2	2	132

Kibali	137	55	28	3	10	41

Veladero	76	35	19	—	1	21

North Mara[2]	131	50	10	1	1	69

Bulyanhulu[2]	131	62	17	—	1	51

Other Mines[2]	604	308	113	3	17	163

Reportable segment total	$3,005	$1,331	$481	$15	$13	$1,165

Share of equity investees	(137)	(55)	(28)	(3)	(10)	(41)

Segment total	$2,868	$1,276	$453	$12	$3	$1,124

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$663	$288	$68	$3	($1)	$305

Cortez[2]	292	143	64	3	1	81

Turquoise Ridge[2]	269	100	51	—	—	118

Pueblo Viejo[2]	420	130	61	1	1	227

Loulo-Gounkoto[2]	337	115	69	4	8	141

Kibali	154	60	32	—	(1)	63

Veladero	57	24	11	—	—	22

North Mara[2]	119	56	15	—	1	47

Bulyanhulu[2]	50	28	12	—	1	9

Other Mines[2]	687	299	142	3	15	228

Reportable segment total	$3,048	$1,243	$525	$14	$25	$1,241

Share of equity investees	(154)	(60)	(32)	—	1	(63)

Segment total	$2,894	$1,183	$493	$14	$26	$1,178

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended March 31, 2022, accretion expense was $7 million (2021: $5 million).

[2]

Includes the non-controlling interest portion of revenues, cost of sales and segment income for the three months ended March 31, 2022 for Nevada Gold Mines $556 million, $333 million, $228 million (2021: $557 million, $318 million, $236 million), Pueblo Viejo $135 million, $75 million, $59 million (2021: $174 million, $76 million, $98 million), Loulo-Gounkoto $64 million, $37 million, $27 million (2021: $67 million, $37 million, $28 million), North Mara, Bulyanhulu and Buzwagi $42 million, $22 million, $19 million (2021: $32 million, $23 million, $8 million) and Tongon $8 million, $9 million, $(1) million (2021: $10 million, $8 million, $1 million), respectively.

BARRICK FIRST QUARTER 2022	101	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31

	2022	2021

Segment income	$1,124	$1,178

Other revenue	(15)	62

Other cost of sales/amortization	(10)	(36)

Exploration, evaluation and project expenses not attributable to segments	(55)	(47)

General and administrative expenses	(54)	(38)

Other income not attributable to segments	—	1

Impairment (charges) reversals	(2)	89

Loss on currency translation	(3)	(4)

Closed mine rehabilitation	(3)	(23)

Income from equity investees	99	103

Finance costs, net (includes non-segment accretion)	(81)	(82)

Gain on non-hedge derivatives	7	1

Income before income taxes	$1,007	$1,204

Capital Expenditures Information

	Segment capital expenditures[1]

	For the three months ended March 31

	2022	2021

Carlin	$117	$92

Cortez	93	62

Turquoise Ridge	42	33

Pueblo Viejo	144	101

Loulo-Gounkoto	62	70

Kibali	17	11

Veladero	38	40

North Mara	22	18

Bulyanhulu	12	15

Other Mines	77	74

Reportable segment total	$624	$516

Other items not allocated to segments	34	24

Total	$658	$540

Share of equity investees	(17)	(11)

Total	$641	$529

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2022, cash expenditures were $611 million (2021: $539 million) and the increase in accrued expenditures was $30 million (2021: $10 million decrease).

Purchase Commitments

At March 31, 2022, we had purchase obligations for supplies and consumables of $1,768 million (December 31, 2021: $1,718 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $603 million at March 31, 2022 (December 31, 2021: $443 million).

BARRICK FIRST QUARTER 2022	102	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

6 ∎ Revenue

	For the three months ended March 31

	2022	2021

Gold sales

Spot market sales	$2,426	$2,615

Concentrate sales	81	29

Provisional pricing adjustments	4	(3)

	$2,511	$2,641

Copper sales

Concentrate sales	$271	$211

Provisional pricing adjustments	16	45

	$287	$256

Other sales[1]	55	59

Total	$2,853	$2,956

[1]	Revenues include the sale of by-products for our gold and copper mines.

7 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total

For the three months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021

Site operating costs[1,2]	$1,068	$1,020	$83	$65	$—	$—	$1,151	$1,085

Depreciation[1]	419	454	38	48	3	5	460	507

Royalty expense	88	93	32	23	—	—	120	116

Community relations	7	4	1	—	—	—	8	4

	$1,582	$1,571	$154	$136	$3	$5	$1,739	$1,712

[1]	Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended March 31, 2022 (2021: $14 million).
[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.

8 ∎ Earnings Per Share

	For the three months ended March 31

	2022		2021

	Basic	Diluted	Basic	Diluted

Net income	$706	$706	$830	$830

Net income attributable to non-controlling interests	(268)	(268)	(292)	(292)

Net income attributable to equity holders of Barrick Gold Corporation	$438	$438	$538	$538

Weighted average shares outstanding	1,779	1,779	1,778	1,778

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.25	$0.25	$0.30	$0.30

BARRICK FIRST QUARTER 2022	103	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

9 ∎ Other Expense

a)    Other Expense (Income)

	For the three months ended March 31

	2022	2021

Other expense:

Bank charges	$2	$2

Litigation	4	1

Porgera care and maintenance costs	13	11

Buzwagi supplies obsolescence	2	—

Other	8	7

Total other expense	$29	$21

Other income:

Gain on sale of non-current assets	($2)	($3)

Gain on non-hedge derivatives	(7)	(1)

Loss (gain) on warrant investments at FVPL	(2)	5

Insurance proceeds related to NGM	(22)	—

Interest income on other assets	(4)	(3)

Other	(3)	—

Total other income	($40)	($2)

Total	($11)	$19

b)    Impairment (Reversals) Charges

	For the three months ended March 31

	2022	2021

Impairment (reversals) charges of non-current assets[1]	$2	($89)

Total	$2	($89)

[1]	Refer to note 13 for further details.

10 ∎ Income Tax Expense

	For the three months ended March 31

	2022	2021

Current	$277	$265

Deferred	24	109

Total	$301	$374

Income tax expense was $301 million for the three months ended March 31, 2022 (2021: $374 million). The unadjusted effective income tax rate for the three months ended March 31, 2022 was 30% of the income before income taxes.

The underlying effective income tax rate on ordinary income for the three months ended March 31, 2022 was 29% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.

In the three months ended March 31, 2022, a tax expense of $16 million (2021: $25 million tax expense) primarily arose from translation losses on tax balances in Argentina and Mali due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes

For the three months ended March 31, 2022, we have recorded $20 million (2021: $10 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Mining Education Tax

A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session that ended on May 31, 2021. The revenue generated by this new excise tax will be directed towards education. The new excise tax is a tiered tax, with a maximum rate of 1.1% and the first payment in relation to the 2021 year was made in March 2022.

The bill does not take into consideration expenses or costs incurred to generate gross proceeds, therefore, this tax is treated as a gross receipts tax and not as a tax based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK FIRST QUARTER 2022	104	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

11 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended March 31
	2022	2021

Adjustments for non-cash income statement items:

Gain on non-hedge derivatives	($7)	($1)

Loss (gain) on warrant investments at FVPL	(2)	5

Share-based compensation expense	35	13

Change in estimate of rehabilitation costs at closed mines	3	23

Insurance proceeds related to NGM	(22)	—

Net inventory impairment charges	—	14

Change in other assets and liabilities	(15)	(22)

Settlement of share-based compensation[1]	(45)	(44)

Settlement of rehabilitation obligations	(24)	(22)

Other operating activities	($77)	($34)

Cash flow arising from changes in:

Accounts receivable	$27	$35

Inventory	(40)	(20)

Other current assets	(104)	(7)

Accounts payable	(25)	(101)

Other current liabilities[1]	11	35

Change in working capital	($131)	($58)

[1]	2021 figures have been restated to reflect the change in presentation to present settlement of share-based compensation ($44 million) separately from other current liabilities.

12 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2021	$3,279	$369	$967	$55	$4,670

Equity pick-up from equity investees	219	159	68	—	446

Dividends received from equity investees	(231)	(146)	(142)	(1)	(520)

Shareholder loan repayment	—	—	—	(2)	(2)

At December 31, 2021	$3,267	$382	$893	$52	$4,594

Equity pick-up from equity investees	31	40	28	—	99

Dividends received from equity investees	(326)	(33)	—	—	(359)

At March 31, 2022	$2,972	$389	$921	$52	$4,334

In 2022, Kibali Goldmines SA repaid a portion of its shareholder loans establishing an additional ongoing mechanism for the repatriation of cash from the Democratic Republic of Congo. During the first quarter of 2022, the repatriation of this cash has resulted in the payment of a dividend of $326 million to the Barrick entity that holds the indirect 45% interest in Kibali Goldmines SA. Subsequent to March 31, 2022, an additional dividend payment of $210 million was paid to the Barrick entity that holds the indirect interest in Kibali Goldmines SA.

BARRICK FIRST QUARTER 2022	105	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13 ∎ Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2021 Annual Financial Statements for further information.

For the three months ended March 31, 2022, we recorded net impairment charges of $2 million (2021: $89 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals

2022

Reko Diq

On March 20, 2022, Barrick and the Governments of Pakistan and Balochistan reached agreement in principle on a framework that provides for the reconstitution of the Reko Diq project in the country’s Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012 an impairment of $120 million was recorded related to our investment in the Reko Diq project.

The reconstituted project will be held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Government of Balochistan, an additional 15% held by a special purpose company owned by the Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick will be the operator of the project and will be granted a mining lease, exploration license, surface rights and a mineral agreement stabilizing the fiscal regime applicable to the project for a specified period.

If the definitive agreements are executed and the conditions to closing are satisfied, the project will be reconstituted. The reconstitution would resolve the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. Refer to note 17 to the Financial Statements for more information.

We have determined that no impairment reversal exists as at March 31, 2022.

Porgera

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”). The financial impact will be determined once all definitive agreements, which are currently being negotiated, have been signed. We have determined that as at March 31, 2022, there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to note 17 for more information.

2021

Lagunas Norte

As described in Note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the

Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the fair value less costs of disposal (“FVLCD”). The transaction closed on June 1, 2021.

14 ∎ Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Cash and equivalents	$5,887	$—	$—	$5,887

Other investments[1]	164	—	—	164

Derivatives	—	60	—	60

Receivables from provisional copper and gold sales	—	276	—	276

	$6,051	$336	$—	$6,387

[1]	Includes equity investments in other mining companies.

b)    Fair Values of Financial Assets and Liabilities

	As at March 31, 2022		As at December 31, 2021

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$377	$377	$382	$382

Other investments[2]	164	164	414	414

Derivative assets[3]	60	60	53	53

	$601	$601	$849	$849

Financial liabilities

Debt[4]	$5,144	$6,252	$5,150	$6,928

Other liabilities	485	485	473	473

	$5,629	$6,737	$5,623	$7,401

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Primarily consists of contingent consideration received as part of the sale of Massawa and Lagunas Norte.
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2021 Annual Financial Statements and have been consistently applied in these interim financial statements.

BARRICK FIRST QUARTER 2022	106	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

15 ∎ Capital Stock

a)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,779,356,248 common shares as at March 31, 2022). Our common shares have no par value.

b)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 25,211 common shares issued to shareholders for the three months ended March 31, 2022.

c)    Return of Capital

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution was paid in three equal tranches of $250 million on June 15, 2021, September 15, 2021 and Dec 15, 2021.

d)    Share Buyback Program

At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the first quarter of 2022, Barrick did not purchase any shares under this program.

The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

16 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Other	Total

NCI in subsidiary at March 31, 2022	38.5%	40%	16%	20%	10.3%	Various

At January 1, 2021	$5,978	$1,193	$263	$933	$39	($37)	$8,369

Share of income	980	174	35	71	6	—	1,266

Cash contributed	—	—	—	—	—	12	12

Decrease in non-controlling interest	(49)	—	—	—	—	(37)	(86)

Disbursements	(848)	(178)	—	(51)	(16)	(18)	(1,111)

At December 31, 2021	$6,061	$1,189	$298	$953	$29	($80)	$8,450

Share of income (loss)	210	28	13	18	(1)	—	268

Disbursements	(212)	(46)	—	(9)	—	—	(267)

At March 31, 2022	$6,059	$1,171	$311	$962	$28	($80)	$8,451

[1]	Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi.

17 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2021 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2021 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2021 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Securities Class Actions (Pascua-Lama)

On March 22, 2022, the Ontario Superior Court of Justice rendered its decision concerning the Plaintiffs’ motion for leave to proceed with statutory secondary market misrepresentation claims pertaining to Barrick’s capital cost and schedule estimates for the Pascua-Lama project and various accounting and financial reporting matters. In its decision, the Court denied leave to proceed in respect of all but two of those claims. The Court has solicited additional written submissions, and will hear supplemental oral arguments, before deciding whether to grant leave to proceed in respect of the two remaining claims. The parties will deliver additional written submissions during May 2022, and the supplemental oral argument will occur on June 27, 2022. To protect its rights while the Court is considering

BARRICK FIRST QUARTER 2022	107	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

these matters, the Company has also filed a motion for leave to appeal from the potentially unfavorable aspects of the March 2022 decision. On April 21, 2022, the Plaintiffs filed an appeal with the Court of Appeal for Ontario from the aspects of the March 2022 decision that denied leave to proceed in respect of their claims.

In the Quebec action, the hearing of the proposed representative plaintiff’s appeal from the March 2020 decision denying leave to proceed and class certification took place on May 2, 2022. A decision in this matter is pending.

Veladero – Tax Assessment and Criminal Charges

On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina Tax Treaty to the Tax Assessment. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, appealed this decision on February 18, 2022.

Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. The Argentinean Federal Tax Authority (“AFIP”) has appealed this ruling.

Writ of Kalikasan

In the fall of 2021, the justice who was presiding over the panel of justices of the Court of Appeals hearing this matter was appointed to the Supreme Court of the Philippines. The case is awaiting “re-raffling” of a panel of Court of Appeals justices before any further steps will take place in the proceedings on the merits and before the pending motions will be resolved.

Reko Diq Arbitration

On March 20, 2022, the Company executed an Umbrella Agreement with Antofagasta plc and the Governments of Pakistan and Balochistan, pursuant to which, if the conditions to closing are satisfied, the project would be reconstituted with Barrick as the operator going forward and, following such reconstitution, Antofagasta would exit the project. Pursuant to the Umbrella Agreement, a Temporary Standstill Agreement would be executed once a certain condition of an escrow account in favor of Antofagasta in the amount of $900 million was satisfied. This condition was satisfied, and the Temporary Standstill Agreement went into effect on April 5, 2022. Pursuant to the Temporary Standstill Agreement, all legal and arbitral proceedings initiated by the parties in relation to the Reko Diq dispute are suspended while the parties work toward closing under the Umbrella Agreement.

Porgera Special Mining Lease

On April 7, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was signed by Porgera (Jersey) Limited, which is an affiliate of Barrick Niugini Limited (“BNL”), and the state-owned Kumul Minerals (Porgera) Limited. The Shareholders’ Agreement will become effective following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture not owned by BNL, which will allow for the incorporation of a new Porgera joint venture company and application by this entity for a new Special Mining Lease, a condition of the reopening of the Porgera mine under the Commencement Agreement. On

April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation, the passage of which is a key condition for the reopening of the Porgera mine, will come into effect following a certification and public notice process under PNG law.

Tanzania – Concentrate Export Ban and Related Disputes

In March 2022, the Company made the first of five annual payments of $40 million each toward the Settlement Amount, as provided under the signed agreement with the Government of Tanzania (“GoT”) for the resolution of all outstanding disputes between the GoT and the mining companies formerly operated by Acacia Mining plc (“Acacia”) and now managed by Barrick.

Tanzanian Revenue Authority Assessments

All of the tax disputes between the former Acacia and the Tanzanian Revenue Authority (“TRA”) were considered resolved as part of the settlement with the GoT described above under “Tanzania – Concentrate Export Ban and Related Disputes.” In furtherance of this settlement, compromise and release agreements have been executed by the parties to each of the tax disputes. These agreements will be filed and confirmed by the relevant courts in Tanzania for the full and final settlement of the tax disputes.

Zaldívar Chilean Tax Assessment

Court proceedings in this matter resumed in April 2022, following a delay due to the Covid-19 pandemic. The parties will now present evidence to the Tax Court in this matter in accordance with the Court’s scheduling order.

Kibali Customs Dispute

The Company is engaged in discussions with the Customs Authority regarding the customs claims. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.

Zaldívar Water Claims

On March 30, 2022, the State Defense Council (“CDE”), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.) The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.

The Company is currently reviewing the CDE’s claims and intends to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

BARRICK FIRST QUARTER 2022	108	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “goal”, “target”, “plan”, “strategy”, “opportunities”, “guidance”, “outlook”, “project”, “continue”, “committed”, “budget”, “estimate”, “forecast”, “potential”, “proposed”, “future”, “prospective”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities, including in new prospective territories in the Asia Pacific region, North Africa and the Middle East, Latin America and Canada; the timeline and process for the execution and legalization of definitive agreements and the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal and governance terms applicable to the Reko Diq project and the joint venture through which it is held; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), tailings storage facility management (including the new Tailings Storage Facility at Pueblo Viejo) and biodiversity initiatives in our local communities; plans to repurchase Barrick shares pursuant to the share buyback program, which does not obligate the Company to acquire any particular number of common shares and which may be suspended or discontinued at any time at the Company’s discretion; Barrick’s performance dividend policy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of or failure to obtain key licenses by governmental authorities, including the mining lease and exploration license for the Reko Diq project; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.